FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of February 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: Thursday, February 23, 2006

ANNOUNCEMENT OF INTERIM RESULTS, ASSET SALES AND
RESTRUCTURING

Amcor today announced that profit after tax and before significant items was $214.4 million.  The interim dividend remained unchanged at 17 cents per share and return on average funds invested was 11.7%.

Profit before interest and tax (PBIT) was $401.2 million, down 4.1% on the same period last year. On a constant currency basis, PBIT was 2% lower.

Interest expense was up 16%, or $16.8 million, largely a result of increased short term interest rates in the United States and non cash expenses relating to the transition to IFRS that was not included in the prior year.

Significant items charged against earnings were a loss of $12.5 million net of tax.  This predominately related to impairment of the White Cap Closures and Asian Corrugated businesses, partially offset by a one-time gain on the Vision Grande transaction.

Overall profit after tax was down 10.1% pre significant items and down 0.6% after significant items.

Other Key Announcements

Substantial progress has been made against the agenda outlined in August 2005 including:

•                                          Sale of a number of non-core businesses including White Cap Closures and the Asian Corrugated, Sacks and Closures businesses for a combined total of approximately $400 million;

•                                          European organisational restructure which will reduce overhead costs by $11 million per annum; and

•                                          Investment in flexible and tobacco packaging projects in Poland and Russia.

Results

Amcor PET Packaging delivered a significantly improved result benefiting from strong growth in the hot fill custom segment and a hot summer in North America.  Amcor Sunclipse achieved substantially higher earnings than for the second half last year, driven through a focus on improving margins and timely recovery of cost increases.

Amcor Limited

ABN 62 000 017 372
679 Victoria Street
Abbotsford Victoria 3076 Australia
Tel: 61 3 9226 9000 Fax: 61 3 9226 6500
www.amcor.com

The Flexibles operations, including Tobacco Packaging, had a satisfactory performance under very difficult conditions. Amcor Asia and the non fibre Australasian business delivered sound results.

Earnings for the Australian Fibre Packaging operations were negatively impacted by lower volumes, lower Korean import prices for cartonboard and an increase of $6.6 million in the depreciation charge.

The lower volume was a result of poor crops in some key agricultural markets and weaker conditions in both the grocery and industrial markets, partially due to production of some food and industrial products moving offshore, as well as growth in returnable plastic crates.

“Although there are a number of factors that have had a negative impact on corrugated and carton volumes for the half, it is pleasing that the corrugated box gross margins have remained broadly in line with last year.” Mr MacKenzie said.

For the half, costs for a wide range of raw material inputs rose significantly.  However, the businesses overall, recovered over 95% of these cost increases in a timely fashion.

Other costs that relate specifically to energy or energy related areas, such as transport, also increased through the half but were more difficult to recover through increased prices.  The recovery of these energy related costs remains a substantial challenge for the businesses in the second half.

Restructuring and Growth

In August 2005, Amcor CEO and Managing Director, Mr Ken MacKenzie announced a strategic portfolio review as part of a process to refocus the business and improve operating performance.  Two of the key elements outlined at that time were:

•                                          to ensure Amcor had strong market positions in those segments where it chooses to operate ; and

•                                          to maintain a relentless focus on cost reduction.

Mr MacKenzie said: “The strategic portfolio review identified core growth markets as well as those businesses that Amcor believes are better owned by other industry participants.

“Our decision to dispose of these non-core businesses, represents the first action resulting from the strategic portfolio review.”

Asset Sales of $400 million

Amcor has entered into agreements to sell the White Cap metal closures, and Asian corrugated, closures and sacks businesses for a combined consideration of approximately $400 million.  These transactions are scheduled to settle over the next few months.

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The strategic portfolio review is ongoing and Amcor expects to announce further asset sales over the next 12 to 18 months.

“This is a systematic process that will focus Amcor’s efforts where we see the most attractive opportunities and see the potential for the best returns”, Mr MacKenzie said.

European organisational restructure to reduce overhead costs by $11 million

In Europe, the Flexibles business is to undergo a substantial organisational change following the announcement that the current Managing Director of that business, Mr Graham James, will retire in June 2006.  Since July 2005, Mr James has had responsibility for the four Flexibles divisions and the Tobacco Packaging and White Cap Closures operations.

With effect from April 2006, these five divisions will be streamlined into three. These will be, Amcor Flexibles Healthcare to be headed by Mr Peter Brues, Amcor Flexibles Food to be headed by Mr Gerard Blatrix and Amcor Rentsch and Amcor Flexibles in Eastern Europe to be headed by Mr Jerzy Czubak.

The European PET business has also undertaken a review of its corporate structure and will be reducing its overhead costs during the next 12 months.

“The European organisational changes are an excellent example of how structure can follow strategy to simplify the business and reduce costs.  Moving from five operating divisions to three will reduce overhead costs by $11 million per year”, Mr Ken MacKenzie said.

Growth

As part of the strategic portfolio review, specific growth markets have been identified that will be targeted as a priority for capital allocation. These markets are flexibles and tobacco packaging in emerging markets, custom PET and some select market segments in Australasia.

Today, Amcor announced that it is expanding its Flexible operations in Eastern Europe with an additional press in both the Polish and Russian plants. The company is also adding an additional press to the Polish tobacco packaging operation. These three additional presses will position Amcor to take advantage of the growth opportunities in these emerging markets.

“The announcement of additional capacity in Poland and Russia, in both the flexibles and tobacco packaging markets, clearly demonstrates our belief in these growth markets. Amcor has a unique opportunity to build on our solid base established over the past few years in this region”, said Mr MacKenzie.

The tobacco packaging market in China has been identified as another growth opportunity and the current plans to increase ownership in Vision Grande, a Hong

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Kong publicly listed company, to 44% is an important step forward in our growth aspirations for this region.

Summary

“Overall, Amcor has made substantial progress towards implementing our strategic and operational plans over the past six months.  There is considerable work yet to be done and the full benefits will take time, however I am confident that the upside potential is significant and we have a clear path to improving returns for shareholders”,   Mr MacKenzie said.

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director & CEO	Executive General Manager
Amcor Limited	Corporate Affairs
Ph: +61 (3) 9226 9001	Amcor Limited
Ph: +61 (3) 9226 9005

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For Release: Thursday, February 23, 2006

RESULTS FOR SIX MONTHS ENDED DECEMBER 31, 2005

A$m	Jul/Dec 2004	Jul/Dec 2005	Change %
Sales	5,493.4	5,750.1	+4.7
PBIT	418.2	401.2	-4.1
PAT(1)	238.6	214.4	-10.1

Significant items (2)	(35.4)	(12.5)
PAT after significant items	203.2	201.9	-0.6
EPS (3)	27.2	24.4	-10.3

Cash flow from operations	466.7	459.2	-1.6
Dividend (cents)	17.0	17.0	0.0

(1)   Under AIFRS, the PACRS coupon payment is now treated as interest. The comparative period has been calculated on the same basis. Conversion discount of 5% on PACRS has been treated as interest in the current period only.

(2)   The significant items relate to impairments in the Asian Corrugated business and White Cap Closures, offset by an amount related to the right to subscribe to Vision Grande shares and minor adjustments to prior period impairments.

(3)   EPS is calculated before significant items, after deducting the PACRS coupon on a consistent basis.

PBIT by segment (local currency)

Million	Jul/Dec 2004	Jul/Dec 2005
Amcor PET Packaging (US$)	80.8	97.7
Amcor Australasia (A$)	175.2	153.8
Amcor Flexibles (€)	63.2	59.3
Amcor Sunclipse (US$)	28.9	23.4
Amcor Asia (S$)	19.5	21.3

Key Ratios

	Dec 2004	Dec 2005
PBIT/Ave Funds Emp. (%)	12.2	11.7
Return on Ave Equity (%)	13.5	12.5
Net Debt/(Net Debt + Equity) (%)(1)	46	51
Net PBIT interest cover (times)(2)	4.0	3.4
NTA per share (A$)	2.02	1.94

(1) Convertible notes treated as debt.

(2) All hybrids treated as debt.

KEY POINTS

Financial Results

•                  Profit after tax and pre significant items down 10.1% from $238.6 million to $214.4 million.

•                  Earnings per share down 10.3% from 27.2 cents to 24.4 cents.

•                  Returns measured as profit before interest, tax and goodwill amortisation (PBIT) to average funds invested were 11.7% which is above the company’s weighted average cost of capital of 9.6% pre tax.

•                  Operating cash flow was $459 million representing 52 cents per share for the half.

•                  The dividend remained steady at 17 cents per share with franking at 15%.

•                  Significant items for the half relate to the impairment of the Asian Corrugated business of $21.8 million, offset by a gain on the right to subscribe for Vision Grande shares of $16.2 million, the impairment of White Cap Metal Closures business of $9.2 million and adjustments to the prior period impairment write downs of $2.3 million.

Operational Performance

•                  Amcor PET Packaging achieved earnings growth of 20.9%. Volumes overall were 8.8% higher and custom PET containers were up 25%.

•                  Amcor Australasia experienced a difficult half with earnings A$21.4 million lower. Returns on average funds employed remained solid at 16.5%.

•                  Amcor Flexibles performed creditably under the impost of rapidly rising costs, both raw material and energy related. Earnings for the half were 6.2% lower.

•                  Amcor Sunclipse had a much improved half over the second half last year. Gross margins increased through the period and return on average funds employed were 18.3%

•                  Amcor Asia had a solid six months with return on average funds employed at 16.2%.

Restructuring and Asset Sales

•                  Announced asset sales of approximately $400 million, comprising White Cap Closures and the Asian Corrugated, Sacks and Closures businesses.

•                  Management restructuring of the Flexibles and Tobacco Packaging business to reduce operating divisions from five to three, delivering savings of $11 million per annum.

•                  Operational restructuring of Amcor Flexibles business through the proposed closure of two plants in the Processed Food sector in Western Europe.

•                  Shareholders in Vision Grande, a Hong Kong listed company, are voting today on a proposal for Amcor to sell its Chinese Tobacco Packaging assets to Vision Grande in exchange for shares. If approved, Amcor will own 44% of Vision Grande.

Further enquires
Ken Mackenzie	John Murray
Managing Director & CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: 61 3 9226 9001	Phone: 61 3 9226 9005

Amcor Limited ABN 62 000 017 372
679 Victoria Street Abbotsford Victoria 3067 Australia
GPO Box 1643N Melbourne Victoria 3001 Australia
Telephone: 61 3 9226 9000 Facsimile 61 3 9226 9050
www.amcor.com

Consolidated Statement of Profit

A$m	Jul/Dec 2004	Jul/Dec 2005
Net sales	5,493.4	5,750.1
Profit from trading	647.9	637.3
- Dep’n & amort.	(229.7)	(236.1)
Profit before interest & tax	418.2	401.2
- Net interest (including PACRS)	(107.2)	(124.0)
Profit before tax	311.0	277.2
- Income tax	(67.3)	(59.6)
- Minority interests	(5.1)	(3.2)
Profit after tax before significant items	238.6	214.4

Consolidated Cash Flow Statement

A$m	Jul/Dec 2004	Jul/Dec 2005
Profit after tax	238.6	214.4
- Dep’n & amort.	229.7	236.1
- Other	(1.6)	8.7
Cash Flow from Operations before significant items	466.7	459.2
Significant items	(50.5)	0.0
Change in Provisions/Assets	(39.1)	(42.6)
Acquisitions	(9.8)	(6.0)
Net capital expenditure	(244.4)	(187.8)
Working Capital (Increase)/decrease	(158.8)	(161.6)

Consolidated Balance Sheet

A$m	Jun 2005	Dec 2005
Current Assets	3,494.6	3,704.7
Property, Plant & Equipment	4,426.8	4,426.5
Intangibles	1,998.0	2,058.8
Investments & Other Assets	539.7	586.4
Total Assets	10,459.1	10,776.4

Short-term debt	887.2	841.4

Long-term debt	1,917.3	2,109.3

Creditors & Provisions	3,376.2	3,361.3
Convertible Notes & PACRS	301.1	948.7
Shareholders Equity (incl PACRS June ‘05)	3,977.3	3,515.7
Total Liabilities & Shareholders Equity	10,459.1	10,776.4

Segmental Analysis

(Before significant items)

	Jul/Dec 2004			Jul/Dec 2005
	Sales (A$m)	PBIT (A$m)	ROAFE (%)	Sales (A$m)	PBIT (A$m)	ROAFE (%)
Amcor PET Packaging	1,715	110.6	9.1	2,026	130.3	10.1
Amcor Australasia	1,315	175.2	20.1	1,321	153.8	16.5
Amcor Flexibles	1,705	109.0	11.0	1,637	95.1	10.2
Amcor Sunclipse	625	39.6	23.4	630	31.2	18.3
Amcor Asia	133	15.9	14.8	138	16.9	16.2
Investments / Other	13	(32.1)	—	9	(26.1)	—
Intersegmental	(13)		—	(11)		—
TOTAL	5,493	418.2	12.2	5,750	401.2	11.7

Interim Dividend

Directors have declared an interim dividend of 17 cents per share, 15% franked at 30 cents in the dollar. This compares with an interim dividend of 17 cents per share, 28% franked at 30 cents in the dollar for the first half of the previous year. The record date is 8 March 2006 and the interim dividend will be paid on 31 March 2006.

The Dividend Reinvestment Plan (DRP) remains in operation with no discount. The arithmetic average of the daily weighted average market price for the nine ASX business days March 10 to 23, 2006 inclusive will be used to calculate the share price at which the shares are issued.

Accounting Principles

The condensed financial statements are the first reports of Amcor Limited and its controlled entities reports to be prepared in accordance with Australian International Financial Reporting Standards (AIFRS).

When preparing the report for the half-year ended 31 December 2005, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

In line with AIFRS and the exemption outlined above the Perpetual Amcor Convertible Reset Securities (PACRS) are treated as equity with distribution payments treated as an appropriation of profit in the comparative year - December 2004. However for the purpose of this release the distribution for December 2004 has been treated as part of the net interest expense.

Significant Items

The net after tax significant items for the six months ended 31 December 2005 total is a $12.5 million loss compared with a $35.4 million loss last year.

Significant items for the half relate to the impairment of the Asian Corrugated business of $21.8 million, offset by a gain on the right to subscribe for Vision Grande shares of $16.2 million, the impairment of White Cap Metal Closures business of $9.2 million and adjustments to the prior period impairment write downs of $2.3 million.

Segmentals

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported “Rentsch and Closures” segment with Amcor Flexibles. Prior periods have been restated to reflect this change. This change in segments is a result of changes in the management structure and reporting to the CEO, (Amcor Rentsch management having responsibility for Flexibles in Eastern Europe) increasingly common infrastructure, including co-location, resource sharing and similar technologies.

It should also be noted that during the 6 months to 31 December 2005, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $17.7 million (2004 restated: $16.6 million) of the total $44.4 million (2004: $48.5 million) are directly attributable to the results of the operating segments and as such have been allocated based on relevant cost and service drivers.

AIFRS

Amcor adopted AIFRS accounting with effect from July 1, 2004. The financial instruments component of AIFRS was adopted from July 1, 2005, with no restatement of comparative periods. Accordingly, the July/December 2005 results, balance sheet and cash flow statement, include the additional effects of certain adjustments required by the standards which are not included in the comparative periods.

These include:

Profit and Loss Accounts

•                  PACRS distribution is treated as interest in both the current and previous comparative period.

•                  Conversion discount of 5% on PACRS treated as interest in the current period only.

Balance Sheet

•                  PACRS are treated as debt in the current period, but were treated as equity in the prior period.

Cash Flow

The overall cash flow does not change as a result of the adoption of AIFRS, however certain items are required to be reclassified between operating, investing and financing activities.

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	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	US$m	US$m
Net Sales (mill)	1,715	2,026	1,253	1,520
Change (%)		18.1		21.3
PBIT (mill)	110.6	130.3	80.8	97.7
Change (%)		17.8		20.9
Operating Margin (%)	6.4	6.4	6.4	6.4
Average funds employed (mill)	2,443	2,575	1,785	1,931
PBIT/AFE (%)	9.1	10.1	9.1	10.1
Average exchange rate $A/US	.73	.75

Amcor PET Packaging achieved a good first half result with PBIT up 20.9% to US$97.7 million. Return on average funds employed improved from 9.1% to 10.1%.

Unit volumes were 17.8 billion units, up 8.8% over the prior year. A strong performance in North America and continued growth in Latin America helped offset declining volumes in Europe/Asia.

In North America, volumes were up 15.5% due mainly to a better summer than in the previous year and strong growth in the custom product category which was up 35%.

Much of this growth occurred in the Custom Beverage segment, primarily hot-fillable PET containers for juices and isotonics. Amcor PET Packaging has benefited from its market leadership position and its core competency in co-locating to deliver containers on-site with its customers. In keeping with the business group’s investment strategy, Amcor this year will add additional capacity in this technology-driven, value-added market segment.

Earnings for the North American business were ahead of the prior year as the benefits from 18 months of restructuring and the successful implementation of fair pricing initiatives were realised. The impact of rising energy and fuel costs were partially offset by the business ongoing focus on continuous improvement and cost reduction programs. However, rising energy costs are a more serious issue for the second half.

For Latin America, volumes grew by over 9% with good performance in all market categories. Custom volumes grew 47%, albeit off a low base, as the Latin American operation continues to expand its product offerings in custom categories including hot-fillable beverage bottles and food containers.

Despite the significant growth in volume, earnings were lower. The ongoing challenges of integrating the ARCA operations in Mexico continue to be a major negative and the operations in that country lost money for the half.

An experienced team from the North American operations has been seconded to provide assistance and expertise in many operational areas. Restructuring and cost improvement initiatives have been implemented to improve profitability and performance by the end of the fiscal year.

Last year the operations in Argentina had an outstanding first half helped by substantial export volumes to Brazil. For the first half this year, these volumes did not continue and in addition, a major customer commenced importing product from a neighbouring country to take advantage of cross-border tax benefits. Additionally, both Argentina and Brazil are experiencing inflationary cost pressures and unfavourable exchange rates.  Consequently, the earnings from the Argentinean operations were considerably lower.

The businesses in Peru and Venezuela continue to provide solid returns and strong growth opportunities.

For the European operations, volumes were marginally above the prior year on a continuing business basis. The CSD/Water category was 5% lower, offset by growth in the custom segment. Earnings for the half were up on last year.

The UK continues its strong operational performance with volumes and earnings exceeding the prior year. Results for other countries were mixed with the benefits from discontinued operation in Turkey offset by continued weaknesses in Central and Eastern Europe. In response to this, the company has commenced relocating excess and underperforming assets from these markets into those with more favourable returns.

For the current half, inflationary pressures continue to build, particularly in energy and transport and, although there is a determination to recover these increases as quickly as possible, there will be a lag in obtaining full recovery that will impact earnings in the second half.

Over the past 15 months, the new European management team has implemented a range of operational improvement programs. Additional programs and reorganisation will occur over the next 12 months, including a rationalisation of the regional overhead structures.

Summary

Amcor PET Packaging’s first half result was assisted by a hot summer in North America and the ability to generally offset most of the energy cost increases with productivity related cost improvements.

For the second half, there will be the full impact of rising energy and energy related cost increases that will not be able to be absorbed and needs to be passed onto customers. As contract conditions and windows for renegotiation allow, these additional costs will be recovered, however there is likely to be a lag that will impact earnings.

It is anticipated that second half earnings will not be higher than the same period last year.

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	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m
Net Sales (mill)	1,315	1,321
Change (%)		(0.5)
PBIT (mill)	175.2	153.8
Change (%)		(12.2)
Operating Margin (%)	13.3	11.7
Average funds employed (mill)	1,743	1,864
PBIT/AFE (%)	20.1	16.5

Amcor Australasia had a difficult first half with the slower economic conditions of the second half last year continuing into the first half this year. The comparative with the first half in 04/05 is particularly demanding given the much stronger economic conditions prevailing at that time. Sales for the half were marginally higher than last year and PBIT earnings were down 12.2% to $153.8 million. Return on funds employed were 16.5%

The Fibre Packaging sector, which consists of the corrugated box and folding carton converting businesses, as well as the recycled paper and cartonboard mills, had a difficult half year. All four segments experienced lower earnings, predominately due to lower volumes in the converting operations, export volumes in the paper mills at lower prices and a reduction in domestic cartonboard prices, due to cheaper imported board. The accelerated depreciation of the Botany Paper Mill also negatively impacted earnings by $6.6 million.

In the Corrugated Box business, gross margins have remained broadly in line with last year with the reduction in earnings due to lower volumes and the inability to adjust the cost base quickly enough to match these lower volumes.

In Australia’s Corrugated Box business, volumes continue to be adversely impacted by poor crops affecting fruit and produce markets and a soft industrial segment. Growth in the meat segment in previous years partially reversed in this half with the lifting of bans of US meat sales into Japan affecting Australian exports, as well as the closure of a major customer. The market softness was compounded by the loss of some business to competitors, mostly at the smaller customer end of the market.

In New Zealand’s Corrugated Box business, volumes were in line with the previous year, with gains in the Meat segment offsetting losses in the Dairy and Fish segments.

In the Folding Carton business, volumes were lower due to reduced demand by customers, particularly in the grocery segment, and some loss of volume to competitors.

As a result of the lower volumes in Fibre Packaging, the Paper & Board segment experienced lower volumes in both Packaging Papers and Petrie Cartonboard. This volume was replaced with higher export tonnages at lower margins.

Development of higher grade boards following start up of the new wet-end at the Cartonboard mill has taken longer than anticipated. Domestic prices for cartonboard have also come under considerable pressure as imported board has fallen in price from around $1100 per tonne to $900 per tonne. With lower overall tonnes and a higher proportion of exports, profit was down on the same period last year.

With the new Fibre Packaging management structure in place, a renewed focus on Sales and Marketing, and an improved understanding of the operating costs, the business performance is expected to improve over the medium term. In the short term, volumes remain below last year in both the Folding Carton and Corrugated businesses and this will impact the full year result.

The Flexibles business, which includes multiwall sacks generated another sound result. Restructuring of the NSW laminations operation continued with the closure of the Enfield site in December and the commissioning of a new gravure printing machine at Regents Park with the benefits to flow in the second half. Volume was down slightly due to the slowing economic conditions especially in the confectionery segment. The multiwall sacks business continued to deliver improved earnings benefiting from restructuring initiatives.

The Rigid Packaging Group increased earnings in most business segments. The Beverage Can business experienced a buoyant market with volumes up 3% on last year mainly in the soft drink and ready to drink segments. The continued intense focus on productivity also contributed to the increased earnings. In the Food Can business volumes were affected by significantly higher tinplate pricing and the closure of a major customer in the dairy segment with volumes down 3%. Productivity was sound with earnings up on the corresponding period last year.  The Closures business performed well with earnings in line with last year.

The glass wine bottle operation performed strongly with sales growth exceeding expectations and sound productivity levels. The combination of these factors resulted in earnings up on last year.

Summary

The outlook for Australasia remains sound and solid improvement is expected over the medium term. For the current six months, the economic conditions are unlikely to improve and operational performance plans in place will not substantially impact earnings. At this stage, second half earnings are expected to be slightly behind the same period last year.

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	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	€m	€m
Net Sales (mill)	1,705	1,637	989	1,021
Change (%)		(4.0)		3.2
PBIT (mill)	109.0	95.1	63.2	59.3
Change (%)		(12.8)		(6.2)
Operating Margin (%)	6.4	5.8	6.4	5.8
Average funds employed (mill)	1,984	1,872	1,150	1,168
PBIT/AFE (%)	11.0	10.2	11.0	10.2
Average exchange rate $A/€	.58	.62

Amcor Flexibles, which for this reporting period consists of the previous flexibles segment plus the tobacco packaging and closures businesses, achieved PBIT earnings of €59.3 million, which was down 6.2%, compared to the same period last year. Return on average funds employed for the business were 10.2%.

Restructuring

Since the appointment of Ken MacKenzie as Managing Director of Amcor Limited, the tobacco packaging and closures operations have been reporting to Graham James the Managing Director of Amcor Flexibles.

Graham James has announced his intention to retire in June 2006 and a new organisational structure, comprising three new divisions will take effect from April 2006.

Amcor Flexibles Healthcare will be headed by Peter Brues, who is currently the President of the Flexibles Americas business. This business will incorporate the healthcare packaging plants in Europe and the Americas and coordinate strategy and commercial activity with the flexible healthcare operations in Asia.

Amcor Flexibles Food will be headed by Gerard Blatrix, who is currently the Managing Director of the European Fresh Food business. This business will consist predominantly of the processed food and fresh food plants in Western Europe and co-ordinate food packaging strategy with the Flexibles operations in other regions.

Amcor Rentsch, headed by Jerzy Czubak will have leadership for the global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe.

As a result of this restructuring, the business will be simplified from six operating segments plus the Corporate office in Gloucester to three operating divisions with no overseeing head office.

Gerard Blatrix, Peter Brues and Jerzy Czubak will report directly to Ken MacKenzie.

This restructuring has a number of substantial benefits. First, as many of our customers become more global in their sourcing or manufacture, it is important that Amcor’s management structure reflects this and is able to respond to customers’ needs in a coordinated manner.

Second, from a strategic perspective, there will be an improved focus on the application of capital taking a global, rather than regional approach.

Finally, there is the opportunity to reduce overheads. This reorganisation combined with the streamlining of the European PET head office will result in an estimated saving of €7 million.

Plant Rationalisation

As part of the overall strategic portfolio review and specifically as part of the agenda to fix, sell or close underperforming operations, it is proposed to close two plants in Western Europe. Details will be made available once consultation procedures have commenced with the appropriate employee representatives.

It is proposed that the closures will take place over the next 12 months with the cost estimated to be €8 million in cash, together with non-cash items of €34 million, consisting mostly of asset write-downs. The benefits from this rationalisation are expected to be around €10 million per annum after the redeployment of assets and will be fully realised in the 07/08 year. The review of the flexibles business is ongoing.

Growth

There is a substantial opportunity for growth within the Flexibles Group in Eastern Europe. Amcor has developed a strong position in tobacco packaging in Poland and Russia and has been in flexible packaging in Poland since 1999. A new Flexibles plant has also just been commissioned in Russia.

As part of the new management reorganisation, Jerzy Czubak, who has led the growth of Amcor Rentsch in Eastern Europe, will be responsible for these flexibles operations.

With the successful start-up of the new Flexibles plant in Russia and the ongoing growth in the other parts of Eastern Europe, together with Amcor’s confidence in the future growth opportunities in the region, two additional gravure presses will be installed in early calendar 2007 - one in Poland and one in Russia.

Tobacco packaging also continues to show strong growth in Eastern Europe and as a result an additional press will be installed in the Polish plant to help ensure the business is in a position to participate in these growth opportunities.

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Operations

Amcor Flexibles

Sales for the half were up 3% and earnings were behind the same period last year.

The major challenge for the half was the recovery of cost increases in both raw material, as well as energy and transport costs. The raw material cost increases were larger than anticipated and price movements more volatile than predicted in August.

The business was successful in recovering the vast majority of raw material cost increases through the period, although with a timing lag in some cases due to a number of customer contractual arrangements.

Recovery of non raw material cost increases has progressed and energy surcharges have been negotiated. However, there is still further work required to recover these costs and the short term trend with rising energy prices is not favourable.

Against this backdrop, gross margins were only marginally behind last year.  Although raw material costs have generally stabilised, further increases are forecast. Of particular concern is the rise in the aluminium price that will need to be recovered over the coming months.

From an operational perspective, good progress was made in Processed Foods and in the Americas whilst Fresh Food and Healthcare Europe were adversely impacted by operating issues at a small number of sites. Corrective actions are in place with improvements expected in the second half.

Processed Foods benefited from the restructuring program which started last year with profits substantially improved. The new plant in Novgorod, Russia started on schedule and is experiencing strong customer demand. The restructuring of the manufacturing footprint, to align with markets and customer trends, will continue in 2006.

Fresh Food results were below expectations with difficulties experienced bringing on new capacity quickly enough to meet very strong customer demand in certain markets. Additionally, raw material price rises impacted margins more than in other divisions, particularly in those businesses where films are a substantial component of the finished product. The second half is anticipated to be substantially better with new capacity on stream to help meet customer demand.

European Healthcare performance was good with the exception of one business where there have been problems associated with bringing on stream new capacity and, again, where there is a time lag in the recovery of substantial polymer price increases. Earnings should be stronger in this sector in the second half

The Americas continued to make excellent progress despite the difficulties arising from hurricanes Katrina and Rita and the resulting raw material, transport and energy cost increases. Significant sales growth was achieved which flowed through to operating profit.

Amcor Rentsch

Amcor Rentsch, which produces folding cartons principally for the tobacco industry, had a solid first half with sales up 6% and higher earnings.

Higher sales were the result of a general increase in demand in both Western and Eastern Europe, partly driven by planned tax increases in both regions.

In October 2004, Amcor Rentsch increased capacity in Russia and Portugal, and this helped to absorb part of the increased demand. As such, the current half year results benefit from the impact of this capacity being operational for the full six months.

The demand in Central and Eastern Europe continue to exceed the installed capacity.

The additional capacity installed in France successfully commenced operation in September 2005. The start up phase is continuing with full capacity expected in the last quarter of the financial year.

The business continues to prepare for the planned introduction of graphical health warnings on cigarette cartons, with Belgium being the first country to implement the EU directive with effect from 2007.

The outlook for the second half continues to be strong, although with demand slightly lower than the first half.

Amcor Closures

Amcor announced today the sale of the Closures business for €230 million. This business has undergone substantial management change over the past 12 months.

Amcor’s strategic portfolio review concluded that another industry participant was in the best position to improve value in this business going forward.

The Closures business recognised an impairment in the half year, representing the excess of its carrying amount over its recoverable amount.

6

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	US$m	US$m
Net Sales (mill)	625	630	457	473
Change (%)		0.8		3.5
PBIT (mill)	39.6	31.2	28.9	23.4
Change (%)		(21.2)		(19.1)
Operating Margin (%)	6.3	5.0	6.3	5.0
Average funds employed (mill)	338	341	247	256
PBIT/AFE (%)	23.4	18.3	23.4	18.3
Average exchange rate $A/US	.73	.75

Amcor Sunclipse had a solid first half result with earnings of US$23.4 million. Although earnings were lower than for the same period last year, they were up considerably on the second half of the 04/05 year. Return on average funds employed for the half were 18.3%.

Earnings growth over the six months to December 2005 compared to the six months to June 2005 was across all divisions and predominately driven by:

•                  Improving economic conditions, particularly in the second quarter;

•                  Greater focus on recovering rising input costs, driven by improved training and awareness of the issue within the sales force;

•                  Management changes in some key operations; and

•                  Improved operating efficiencies in a number of manufacturing and support functions.

The business is divided into manufacturing and distribution. Distribution includes all types of industrial packaging including flexible packaging and janitorial supplies. Manufacturing, which is predominantly located in California, produces corrugated sheets and also converts the sheets into boxes.

The corrugated sheet making business had a good first half although earnings were below the same period last year. Last year the corrugators benefited from strong volume as a competitor was off line for two months. This year corrugated sheet volume was down 6.4%. Improved operating efficiencies, especially in lower waste, has helped offset some of this lower volume.

Mill closures in the containerboard industry and the severe hurricane season in the U.S. created production and delivery disruptions and general supply tightness. Both the corrugators and the box making manufactured products group passed on a US$30 per short tonne increase in November.

The manufactured products group finished with a strong second quarter. The first quarter was negatively impacted by the consolidation of two Southern California facilities into one new operation. For the six months, trading results were lower than last year, although overall margins and volume remain in line with last year.

Distribution, which consists of 36 operations across 13 states in the U.S. and four in Mexico, significantly improved earnings for the half. Margin improvement was achieved as unprofitable customers were eliminated and the sales force concentrated on getting paid for their full range of services and support. Product cost increases were proactively passed on to customers during the period.

Each of the business groups is well positioned for the second half compared to last year. Another corrugated price increase of US$40 per tonne is currently being implemented and other cost increases are expected, given the high price of energy. A key focus for the second half is the recovery of additional energy costs in a timely manner.

Summary

The start of the second half has continued the momentum of the past three months and in the short term the outlook remains favourable. Should these conditions continue through to June, Amcor Sunclipse should deliver improved earnings for the full year.

7

	Jul/Dec 2004	Jul/Dec 2005	Jul/Dec 2004	Jul/Dec 2005
	A$m	A$m	S$m	S$m
Net Sales (mill)	133	138	163	174
Change (%)		3.8		6.7
PBIT (mill)	15.9	16.9	19.5	21.3
Change (%)		6.3		9.2
Operating Margin (%)	12.0	12.2	12.0	12.2
Average funds employed (mill)	215	208	264	262
PBIT/AFE (%)	14.8	16.2	14.8	16.2
Average exchange rate $A/Sing	1.23	1.26

Amcor Asia achieved first half PBIT earnings of S$21.3 million, 9.2% higher than the corresponding period last year. The increase in PBIT was due to increased volumes in the Tobacco Packaging and Flexibles businesses, offset by lower corrugated earnings.

Sales increased by 6.7% to S$174 million and Return on Funds Employed was 16.2%.

Amcor Asia continues to remain focused on cost control, innovation and applying quality services to satisfy customers’ requirements.

For the Tobacco Packaging businesses, earnings increased on the same period last year with overall strong growth in China and continuing solid performances in Malaysia and Singapore. Growing the tobacco packaging business in the Asian region is a strategic priority and opportunities for organic growth or small acquisitions will be pursued.

The three Flexibles operations continue to deliver good growth assisted by additional capacity in China. The healthcare flexibles plant in Singapore also delivered improved performance. The flexibles business in Asia is also a strategic priority and opportunities for growth are being considered.

The corrugated segment remains disappointing with continued low margins due to severe competition.

Significant Items

Amcor Asia recognised an impairment of A$21.8 million in the first half, representing the excess of the carrying amount of the Asian Corrugated business over its recoverable amount. The increase in the fair value of the 96 million options to acquire shares in Vision Grande contributed A$16.2 million profit in the half year.

Asset sales

The paper sack operations in Malaysia and Indonesia, as well as the plastic closures business in Thailand have been sold. Since December, the business has also concluded a sales agreement for the corrugated box operations in Malaysia, Singapore, China and Indonesia. Total proceeds from these sales are expected to be approximately S$21 million.

Vision Grande

On December 27, Amcor and Vision Grande, a publicly listed company in Hong Kong, announced the restructuring of that company, whereby Amcor will inject its two tobacco packaging operations in China into Vision Grande in return for shares, as well as subscribe for additional shares in Vision Grande.

The transaction is before shareholders with a shareholder meeting scheduled for February 23. Should shareholders approve the transaction, Amcor will own 44% of Vision Grande, have majority Board control and the right to appoint the Chairman.

Summary

As a result of the asset sales and Vision Grande transactions, the Asian operations going forward will be clearly focused on Flexibles and Tobacco Packaging. The business will consist of the two tobacco packaging plants in Malaysia and Singapore, the three flexibles plants in Singapore and China as well as a 44% interest in the publicly listed company Vision Grande.

The primary focus for Asia will be to grow the Tobacco Packaging and Flexibles businesses with a specific emphasis on China. Growth in both these segments will be strategically aligned to Amcor’s global objectives for these business segments.

8

Appendix 4D

Half yearly report

Appendix 4D Rule 4.2A.3

Half yearly report

Half-year Ended 31 December 2005

AMCOR LIMITED

ABN 62 000 017 372

2. Results for announcement to the market

				$ A mIllion
2.1 Revenues from ordinary activities	up	4.7%	to	$5,750.1

2.2 Profit (loss) after tax attributable to members
• Before significant items	down	19.1%	to	$214.4
• After significant items	down	12.1%	to	$201.9

2.3 Net profit (loss) for the period attributable to members
• Before significant items	down	19.1%	to	$214.4
• After significant items	down	12.1%	to	$201.9

Dividends	Amount per security	Franked amount per security
Current period

2.4 Interim dividend	17.0 cents	2.6 cents

Previous corresponding period

2.4 Interim dividend	17.0 cents	4.8 cents

2.5 Record date for determining entitlements to the dividend	Interim dividend – 8 March 2006

2.6 Brief explanation of any figures in 2.1 to 2.4 – refer press release attached

Amcor Limited and its subsidiaries have taken the exemption available under AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005.

Accordingly, the percentage changes for the profit (loss) after tax attributable to members and the net profit (loss) for the period attributable to members are based upon December 04 comparative information that is on a different calculation basis.

3. Net tangible assets

	Current period	Previous corresponding Period

Net tangible asset backing per ordinary security	$1.94	$2.02

4.   Details of material entities over which control has been gained or lost

There have been no material entities over which control has been gained or lost

5.   Details of individual dividends and payment dates – refer attached half year financial statements.

6.   Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation.  The issue price is calculated on the arithmetic average of the daily weighted average price for the nine ASX business days commencing the 10th March and concluding 23rd March 2006 inclusive.  The last date for receipt of election notices for the dividend reinvestment plan is the 8th of March 2005.

7.   Not applicable

8.   Not applicable

9.   The accounts are not subject to audit dispute or qualification (a copy of the review report is included in the half year accounts attached).

2

Additional Information

Earnings per security (EPS)

	Current period	Previous corresponding period

Calculation of the following in accordance with AASB 1027:
Earnings per Share
(a) Basic EPS	23.0	23.1
(b) Diluted EPS	20.5	22.6
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	879.2 million	878.8 million

Date: .23 February 2006
Julie McPherson
Company Secretary

3

A M C O R   L I M I T E D

A.B.N. 62 000 017 372

CONDENSED

HALF-YEAR REPORT

31 DECEMBER 2005

Directors’ report

The directors present their report together with the condensed consolidated financial report for the half-year ended 31 December 2005 and the auditor’s review report thereon.

Directors

The directors of the company at any time during or since the end of the half-year are:

Name	Period of directorship
C I (Chris) Roberts – Chairman	Director since 1999 – appointed Chairman 2000
K N (Ken) MacKenzie	Director since 2005
R K (Keith) Barton	Director since 1999
G J (John) Pizzey	Director since 2003
J G (John) Thorn	Director since 2004
G A (Geoff) Tomlinson	Director since 1999
E J J (Ernest) Pope	Appointed October 2005
E A (Elizabeth) Alexander	Director since 1994 - Resigned October 2005
D C K (Charles) Allen	Director since 1996 - Resigned October 2005

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in Amcor’s Statement to Stock Exchanges and Media dated 23 February 2006.

Lead Auditor’s Independence Declaration

A copy of the lead auditor’s independence declaration is set out on page 3 and forms part of the director’s report for the half-year ended 31 December 2005.

Rounding Off

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and directors’ report have been rounded off to the nearest $100,000 unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 23rd day of February 2006.

C I Roberts

Chairman

Lead auditor’s independence declaration under Section 307C of the Corporations Act 2001

To the directors of Amcor Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2005 there have been:

(a)   no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(b)   no contravention of any applicable code of professional conduct in relation to the review.

KPMG

P M Shannon

Partner

Melbourne

23rd February 2006

Amcor Limited and its Controlled Entities

Condensed consolidated income statement

For the half-year ended 31 December 2005

		Consolidated
	Note	2005	2004 (1)
		$m	$m

Revenue from sale of goods		5,750.1	5,493.4
Cost of sales		(4,860.7)	(4,594.0)

Gross profit		889.4	899.4

Other income		25.3	55.9
Sales and marketing expenses		(155.8)	(156.5)
General and administration expenses	3	(365.4)	(399.9)
Research and development costs		(16.1)	(21.1)
Share of profit from associates		2.8	0.6

Profit from operations		380.2	378.4

Financial income		12.0	9.8
Financial expenses		(136.0)	(90.6)

Net finance costs		(124.0)	(80.8)

Profit before related income tax expense		256.2	297.6

Income tax expense		(51.1)	(62.9)

Profit after related income tax expense		205.1	234.7

Net profit attributable to:
Members of Amcor Limited		201.9	229.6
Minority Interest		3.2	5.1
		205.1	234.7

Earnings per share		Cents	Cents

Basic earnings per share		23.0	23.1
Diluted earnings per share		20.5	22.6

(1) – The consolidated entity has elected not to restate the condensed consolidated income statement for the half-year ended 31 December 2004 for financial instruments within the scope of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement  as permitted on the first-time adoption of AIFRS.  Refer Note 1(a).

The above condensed consolidated income statement should be read in conjunction with the accompanying notes.

Amcor Limited and its Controlled Entities

Condensed consolidated balance sheet

As at 31 December 2005

		Consolidated
	Note	31 December 2005	30 June 2005 (1)
		$m	$m
Current assets
Cash assets		209.7	210.8
Trade and other receivables		1,744.9	1,843.7
Inventories		1,583.2	1,440.1
Other current financial assets		166.9	—
Total current assets		3,704.7	3,494.6

Non-current assets
Trade and other receivables		49.5	45.1
Investments accounted for using the equity method		51.1	40.7
Other non-current financial assets		6.9	7.7
Property, plant and equipment		4,426.5	4,426.8
Intangible assets		2,058.8	1,998.0
Deferred tax assets		385.3	349.9
Other		93.6	96.3
Total non-current assets		7,071.7	6,964.5

Total assets		10,776.4	10,459.1

Current liabilities
Trade and other payables		1,936.6	1,995.0
Interest bearing liabilities		841.4	887.2
Other financial liabilities		55.2	—
Current tax liabilities		82.4	82.5
Provisions		294.1	291.0
Subordinated convertible securities	9	732.0	—
Total current liabilities		3,941.7	3,255.7

Non-current liabilities
Trade and other payables		8.0	4.8
Interest bearing liabilities		2,109.3	1,917.3
Deferred tax liabilities		523.2	517.3
Provisions		123.7	126.7
Retirement benefit obligations		338.1	358.9
Subordinated convertible securities		216.7	301.1
Total non-current liabilities		3,319.0	3,226.1

Total liabilities		7,260.7	6,481.8

Net assets		3,515.7	3,977.3

Equity
Issued capital		2,745.0	3,326.5
Reserves		(77.7)	(147.3)
Retained profits		777.4	720.1
Total equity attributable to equity holders of the parent		3,444.7	3,899.3
Minority interest		71.0	78.0

Total equity	7	3,515.7	3,977.3

(1) – The consolidated entity has elected not to restate the condensed consolidated balance sheet for the year ended 30 June 2005 for financial instruments within the scope of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement as permitted on the first-time adoption of AIFRS. Refer Note 1(a).

The above condensed consolidated balance sheet should be read in conjunction with the accompanying notes.

Amcor Limited and its Controlled Entities

Condensed consolidated statement of recognised income and expense

For the half-year ended 31 December 2005

	CONSOLIDATED
	2005	2004 (1)
	$m	$m

Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Retained profits	0.7	—
Reserves	(29.2)	—
Available for sale financial assets, net of tax	0.5	—
Cash flow hedges, net of tax	8.0	—
Exchange differences on translation of foreign operations	89.3	(159.7)
Actuarial gains & losses on defined benefit plans	4.0	0.7

Net income recognised directly in equity	73.3	(159.0)
Profit for the half-year	205.1	234.7
Total recognised income and expense for the half-year	278.4	75.7

Total recognised income and expense for the half-year is attributable to:
Members of Amcor Limited	276.5	73.8
Minority Interest	1.9	1.9
	278.4	75.7

(1) – The consolidated entity has elected not to restate the condensed consolidated statement of recognised income and expense for the half-year ended 31 December 2004 for financial instruments within the scope of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement as permitted on the first-time adoption of AIFRS. Refer Note 1(a).

The above condensed consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

Amcor Limited and its Controlled Entities

Condensed consolidated cash flow statement

For the half-year ended 31 December 2005

	Consolidated
	2005	2004 (1)
	$m	$m
Cash flows from operating activities
Receipts from customers	5,803.7	5,468.9
Payments to suppliers and employees	(5,415.3)	(5,039.8)
Dividends received	1.9	0.3
Finance income received	11.1	8.2
Finance costs paid	(117.6)	(70.7)
Income taxes paid	(55.3)	(45.8)
Other income received	26.4	33.2

Net cash provided by operating activities	254.9	354.3

Cash flows from investing activities
Repayment of loans by associated companies and other persons	0.2	1.4
Payments for controlled entities and businesses	(6.0)	(9.8)
Payments for property, plant and equipment	(210.3)	(308.9)
Proceeds on disposal of controlled entities and businesses	—	11.0
Proceeds on disposal of property, plant and equipment	22.4	53.4

Net cash used in investing activities	(193.7)	(252.9)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares, net of share issue costs	12.2	9.2
Proceeds from borrowings	2,735.1	2,604.3
Repayment of borrowings	(2,727.8)	(2,558.8)
Principal lease repayments	(1.9)	(9.0)
Dividends and other equity distributions paid	(150.9)	(171.5)

Net cash used in financing activities	(133.3)	(125.8)

Net decrease in cash held	(72.1)	(24.4)

Cash and cash equivalents at the beginning of the reporting period	213.8	121.1
Effects of exchange rate changes on cash	8.5	(6.0)

Cash and cash equivalents at the end of the reporting period	150.2	90.7

RECONCILIATION OF CASH

For the purposes of the condensed consolidated cash flow statement, cash includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the condensed consolidated cash flow statement is reconciled to the related items in the Balance sheet as follows:

Cash assets	209.7	111.8
Short-term deposits	33.5	18.8
Bank overdrafts	(93.0)	(39.9)
	150.2	90.7

(1) – The consolidated entity has elected not to restate the condensed consolidated cash flow statement for the half-year ended 31 December 2004 for financial instruments within the scope of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement as permitted on the first-time adoption of AIFRS. Refer Note 1(a).

The above condensed consolidated cash flow statement should be read in conjunction with the accompanying notes.

Amcor Limited and its Controlled Entities

Notes to the condensed financial statements

For the half-year ended 31 December 2005

Note 1. Summary of significant accounting policies

This condensed general purpose financial report for the interim half-year reporting period ended 31 December 2005 has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board and the Corporations Act 2001. This condensed financial report is prepared in accordance with the requirements of Accounting Standard AASB 134 Interim Financial Reporting.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2005 and any public announcements made by Amcor Limited during the interim reporting period in accordance with the continuous disclosure requirements arising under the Corporations Act 2001.

(a) Basis of preparation of half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

This condensed consolidated interim financial report is the first Amcor Limited and its controlled entities (the consolidated entity) interim financial report to be prepared in accordance with Australian International Financial Reporting Standards (AIFRS). AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements. The interim financial report of the consolidated entity also complies with the International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

Financial statements of Amcor Limited until 30 June 2005, had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Amcor Limited interim financial report for the half-year ended 31 December 2005, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005. Refer Note 1(y).

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the consolidated entity’s equity and its profit are given in Note 10.

Early adoption of standard

The consolidated entity has elected to apply AASB 119 Employee benefits (issued in December 2004) and AASB 2004-3 Amendments to Australian Accounting standards to the reporting periods beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

The Australian Accounting Standards and UIG interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 30 June 2006 are still subject to change and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 30 June 2006.

Historical cost convention

These condensed financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments and financial assets and liabilities measured at fair value.

(b) Principles of consolidation

(i) Subsidiaries

The condensed financial statements incorporate the assets and liabilities of all subsidiaries of Amcor Limited (“parent entity”) as at 31 December 2005 and the results of all subsidiaries for the half-year then ended. Amcor Limited and its subsidiaries together are referred to as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights.

Subsidiaries are fully consolidated from the date control commences until the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Refer Note 1(h).

All balances and transactions between entities included in the consolidated entity have been eliminated.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are all entities over which the Group has significant influence but not control. Investments in associates are accounted for by the consolidated entity using the equity method.

The consolidated entity recognises its share of its associates’ post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised as a reduction in the consolidated entity’s carrying amount of the investment.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the condensed financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). These condensed financial statements are presented in Australian dollars, which is Amcor Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Refer Note 1(n)(ii) and 1(n)(iii).

Translation of differences on non-monetary items, such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the fair value reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, excluding those in a hyperinflationary economy, that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•      assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•      income and expenses for each income statement are translated at average exchange rates, which approximates the exchange rates at the dates of the transactions; and

•      all resulting exchange differences are recognised in the exchange fluctuation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange fluctuation reserve. When a foreign operation is sold, the cumulative exchange differences from 1 July 2004 are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, allowances and discounts. Revenue is recognised as follows:

(i) Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the risks and rewards of ownership have transferred to the customer.

(ii) Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset.

(e) Government grants

Grants from governments are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

(i) General

Income tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses. Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the balance sheet and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

Deferred tax assets will be recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised.

The parent entity is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The head entity recognises all of the current tax liabilities of the tax-consolidated group (after elimination of intra-group transactions). The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities arising from external transactions during the year. The contributions are calculated as if each subsidiary was a stand-alone entity. The contributions are payable annually.

(ii) Capital Gains Tax

Capital gains tax, where applicable, is provided in the period in which an asset is sold.

(iii) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’), except where the amount of GST incurred is not recoverable from the Australian Tax Office (‘ATO’). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(g) Leases

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in current and non current interest bearing liabilities. Each lease payment is allocated between the liability and the finance charges. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term, unless it is reasonably certain that ownership will be obtained by the end of the lease term where it is deprecated over the period of the expected use which is the useful life of the asset.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published price at the date of exchange unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer Note 1 (r)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

(i) Impairment of assets

The recoverable amount of the consolidated entity’s assets, excluding deferred tax assets, defined benefit assets, and goodwill are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment at least annually.

The recoverable amount is estimated for the individual asset, or, if it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit (CGU) to which the asset belongs is determined. CGUs have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets. Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value in use. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

(j) Cash and cash equivalents

Cash and cash equivalents includes cash on hand and at bank, short-term money market investments included in trade and other receivables and bank overdrafts. Bank overdrafts are shown within interest bearing liabilities in current liabilities on the balance sheet.

(k) Trade and other receivables

Trade and other receivables are recognised at their cost less any impairment losses.

Collectibility of trade and other receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An impairment loss is recognised when there is objective evidence that the Group will not be able to collect amounts due according to the original terms of the receivables.

(l) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula.

(m) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on the financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

The Group classifies its investments into the following categories: financial assets at fair value through the profit or loss, loans and receivables, held-to-maturity investments, and available for sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

At each reporting date, the Group makes an assessment as to the impairment of any financial asset or group of financial assets. This assessment is carried out, based on the existence of objective evidence of impairment. The amount of any impairment is calculated as the difference between the carrying amount of the asset, or group of assets and the estimated future cash flows. For financial assets carried at cost or amortised cost, the amount of any loss will be recognised in the income statement. For available-for-sale financial assets, the cumulative loss directly recognised in equity will be removed and recognised in the income statement.

(i) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or to generate short term profits, or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale fair value reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices.

(n) Derivatives

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); and (3) hedges of a net investment in a foreign operation.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment in a foreign operation

Where effective, foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation. The ineffective portion is recognised in the income statement.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(o) Financial instruments included in liabilities

Bank overdrafts, bank loans, commercial paper, mortgage loans and other loans are initially recognised at their fair value, net of transaction costs incurred. Subsequent measurement is at amortised cost with any difference between the net proceeds and the maturity amount recognised in the income statement over the period of the borrowings using the effective interest rate method.

Eurobond notes and US$ notes are carried at amortised cost, translated at exchange rates ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method.

Undated subordinated convertible securities are carried at amortised cost. These securities have been translated at the exchange rate ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method. The terms and conditions of undated subordinated convertible securities outstanding are set out in the annual report for the year ending 30 June 2005.

From 1 July 2005

On transition to AIFRS, the Group reclassified the issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) from equity to liabilities. ‘PACRS’ and ‘PACRS2’ are carried at amortised cost. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method. The recognition of the coupon payment, conversion discount and transaction costs will be recorded as a financing cost in the income statement rather than a distribution from retained earnings.

(p) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods, including discounted cash flows to calculate the fair value of financial instruments. These calculations are performed using current market inputs which may include the use of interest and forward exchange rates ruling at balance date. The Group makes assumptions concerning these valuations that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The nominal value of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(q) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•                  Leasehold land between 1% - 3% (2004 1% - 3%)

•                  Land improvements between 1% - 3% (2004 1% - 3%)

•                  Buildings between 1% - 5% (2004 1% - 5%)

•                  Plant and equipment between 3% - 25% (2004 3% - 25%)

•                  Finance leased assets between 4% - 20% (2004 4% - 20%)

The assets useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds of each disposed asset with its carrying amount, and are included in the income statement as other income.

(r) Intangible assets

(i) Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is carried at cost less any accumulated impairment losses. Goodwill is allocated to CGUs and tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

(ii) Other intangible assets

Other intangible assets acquired are carried at cost less accumulated amortisation and impairment losses.

Expenditure on research associated with product research and development innovation is charged against net income in the year in which the expenditure is incurred.

Expenditure on development activities associated with product development innovation, is capitalised if the product is technically and commercially feasible and adequate resources are available to complete development. Capitalised development expenditure is amortised over the period of time during which the benefits are expected to arise.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

Expenditure on internally generated intangibles is charged against net income in the year in which the expenditure is incurred.

(s) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which were unpaid at the end of the financial year. These amounts are unsecured.

(t) Financing costs

Financing costs include interest income and expense, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings and lease finance charges on borrowings other than those designated as net investment hedges.

Financing costs are brought to account in determining profit for the year, except to the extent the financing costs are directly attributable to the acquisition, construction or production of a qualifying asset. Such financing costs are capitalised as part of the cost of the asset up to the time it is ready for its intended use and amortised over the expected useful economic life.

(u) Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is virtually certain that the recovery will be received.

In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

Restructuring

A provision for restructuring is recognised when there is:

a) a detailed formal plan for the restructuring at the commitment date, identifying at least: the business or part of a business concerned; the principal locations affected; and the location, function and approximate number of employees who will be compensated for terminating their services (for involuntarily terminated employees, the plan must also specifically identify the benefit formula to be used for determining individual employee involuntary termination payments, job classification and functions); and when the plan will be implemented; and the expenditures that will be made, and

b) the entity has announced the main features of the plan or started to implement the plan, to those affected so as to raise a valid expectation in them that the entity will carry out the restructuring.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared on or before the end of the financial period but not distributed at balance date.

Decommissioning

The present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as a financing cost in the income statement.

Onerous Contracts

A provision for onerous contracts is recognised when unavoidable costs under a contract, calculated as the lower of the cost of fulfilling the contract and any compensation or penalties arising from the failure to fulfil it, is loss-making, rather than simply unfavourable due to current prices. A provision is recognised only in respect of the onerous element of the contract. The provision is discounted to its present value, where the effect of discounting is material.

Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(v) Employee benefits

(i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ services provided to reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

Liabilities relating to long service leave are measured as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Liabilities which are not expected to be settled within twelve months are discounted using market yields at the reporting date of high quality corporate bonds. In countries where there is no deep market for corporate bonds (such as Australia), the market yield on government bonds at the reporting date is used. The rate used reflects the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

The consolidated entity participates in a number of superannuation funds which were established to provide benefits for employees and their dependants. The funds cover company sponsored plans, industry/union plans, defined benefit plans and government plans.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of accumulation funds, the amounts set out in the appropriate fund rules.

Industry / Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Contributions to these plans are charged to net income as and when they are incurred.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements world-wide. On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency. Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes in employment patterns.

The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers. The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all Group defined benefit funds to meet retirement expectations and relevant regulatory requirements. The consolidated entity’s current intention is based on these assumptions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Defined contribution plans

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Share-based payments

The company maintains two Employee Share Schemes, the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’). Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

A number of sub-plans exist under the ESPP, including the Employee Incentive Share Plan (“EISP”), the Senior Executive Retention Share Plan (“SERSP”) and the Senior Executive Retention Payment Plan (“SERPP”). Under the EISP the number of shares issued to full-time employees is dependent on the percentage increase in the consolidated entity’s earnings per share (before significant items) for the year ended 30 June over those of the previous year. This sub-plan has been discontinued for the foreseeable future. Where loans are made to assist in the purchase of shares under this sub-plan, they are treated as a reduction in equity and not recognised as a receivable. Repayments are recorded as contributions to share capital. Shares are held in trust until the loan is settled.

Shares relating to the ESOP are generally issued at the closing market price on the date of allotment. Options are issued under the plan upon such terms and conditions as determined by the directors at the time of the invitation.

Share options granted before 7 November 2002 which have vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 which have vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using the Black Scholes model. The amount recognised as an expense is adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

Upon exercise of the options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Profit Sharing and Bonus Plans

A liability and an expense is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

(w) Issued capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Earnings per Share (EPS)

(i) Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, by the weighted average number of ordinary shares of the company, adjusted for any bonus issue.

(ii) Diluted Earnings per Share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(y) Change in accounting policies – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and presentation and AASB 139 Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below.

	Note	30 June 2005	Effect of adoption	01 July 2005
		$m	$m	$m
Current assets
Cash assets		210.8	—	210.8
Trade and other receivables	(iii),(iv),(vii),(ix)	1,843.7	(120.8)	1,722.9
Inventories		1,440.1	—	1,440.1
Other current financial assets	(iv),(vi)(vii)(viii)	—	109.6	109.6
Total current assets		3,494.6	(11.2)	3,483.4

Non-current assets
Trade and other receivables		45.1	—	45.1
Investments accounted for using the equity method	(vi)	40.7	6.6	47.3
Other non-current financial assets	(iv)	7.7	4.0	11.7
Property, plant and equipment		4,426.8	—	4,426.8
Intangible assets		1,998.0	—	1,998.0
Deferred tax assets	(xi)	349.9	22.0	371.9
Other	(iii),(vi)	96.3	(15.6)	80.7
Total non-current assets		6,964.5	17.0	6,981.5

Total assets		10,459.1	5.8	10,464.9

Current liabilities
Trade and other payables	(ii),(ix)	1,995.0	9.2	2,004.2
Interest bearing liabilities	(iii)	887.2	(1.3)	885.9
Other financial liabilities	(vii),(viii)	—	7.5	7.5
Current tax liabilities		82.5	—	82.5
Provisions	(ii)	291.0	(8.7)	282.3
Subordinated convertible securities	(i)	—	414.6	414.6
Total current liabilities		3,255.7	421.3	3,677.0

Non-current liabilities
Trade and other payables	(vii),(viii)	4.8	5.6	10.4
Interest bearing liabilities	(iii),(v)	1,917.3	(10.2)	1,907.1
Deferred tax liabilities	(xi)	517.3	(1.0)	516.3
Provisions		126.7	—	126.7
Retirement benefit obligations		358.9	—	358.9
Subordinated convertible securities	(i)	301.1	215.2	516.3
Total non-current liabilities		3,226.1	209.6	3,435.7

Total liabilities		6,481.8	630.9	7,112.7

Net assets		3,977.3	(625.1)	3,352.2

Equity
Issued capital	(i)	3,326.5	(596.6)	2,729.9
Reserves	(ix),(x)	(147.3)	(29.2)	(176.5)
Retained profits	(iii),(v),(vi)	720.1	0.7	720.8
Total equity attributable to equity holders of the parent		3,899.3	(625.1)	3,274.2
Minority interest		78.0	—	78.0

Total equity		3,977.3	(625.1)	3,352.2

The following financial assets and financial liabilities were designated at fair value through profit or loss from 1 July 2005.  These financial assets and financial liabilities were previously measured at cost:

		Carrying
	Fair value at	amount at 30
	1 July 2005	June 2005
	$m	$m

Financial assets:

Derivatives hedging employee share plan
- Equity share options	1.5	2.9
- Equity share swaps	3.8	4.1
	5.3	7.0
Financial liabilities:

Interest free loan	—	2.3

The following transitional provisions have an effect on future periods:

•      On initial recognition, certain financial assets and liabilities were measured at fair value through profit and loss

•      The effectiveness of hedging relationships was assessed at 1 July 2005.  As provided under AASB 1, assessment of effectiveness at hedge inception has not been undertaken where the hedge was entered into before 1 July 2005.

The adjustments made at 1 July 2005 to restate the opening balance sheet to comply with AASB 132 and 139 are listed below:

(i)            The Perpetual Amcor Convertible Reset Securities (PACRS) have been reclassified from issued capital of $596.6 million to current and non-current subordinated convertible securities of $414.6 million and $215.2 million respectively.  The conversion discount of $32.1 million and transaction issue costs of $13.3 million have been set off against the carrying value of the PACRS at amortised cost.  Over the life of the PACRS, these amounts will be reflected in the income statement using the effective interest method.

(ii)           The coupons on the PACRS from 1 July 2005 are recorded as a finance cost, rather than a distribution from retained earnings.  Therefore, the accrual of the coupons results in an increase to current payables of $8.7 million and was offset by a decrease in current provisions of $8.7 million.  The increase to finance costs for the 6 months to December is $26.6 million.

(iii)          Interest bearing liabilities have been measured at amortised cost which includes the netting of deferred finance costs previously recognised in assets.  The following adjustments were made:

•      current receivables decreased by $1.3 million

•      non-current other assets decreased by $8.4 million

•      current interest bearing liabilities decreased by $1.3 million

•      non-current interest bearing liabilities decreased by $7.9 million, and

•      a decrease of $0.5 million to retained profits.

(iv)          Financial instruments in relation to various employee equity share and option plans have been measured at fair value and have resulted in a decrease of $7.0 million in current receivables and an increase of $1.3 million and $4.0 million in other current and non-current financial assets.

(v)           The measurement of interest bearing liabilities at fair value resulted in a decrease in non-current interest bearing liabilities of $2.3 million and an increase in retained profits of $2.3 million.

(vi)          The equity method investment in Vision Grande was remeasured to reflect the consideration for the option to purchase shares.  In addition the 96 million options to acquire shares in Vision Grande, held at 1 July 2005 were recorded at their fair value.  This resulted in an increase in the equity method investment of $6.6 million and an increase in other current financial assets of $29 million.

(vii)         Certain financial instrument derivative amounts previously recognised in current receivables and non-current payables have been reclassified to increase other current financial assets by $78.2 million and decrease other current financial liabilities by $5.0 million respectively.

(viii)        The recognition and measurement of all derivatives at fair value, resulting in:

•      other current financial assets and liabilities of $1.1 million and $12.5 million, and

•      non current trade and other payables of $0.6 million.

(ix)           The transfer of deferred hedging gains and losses relating to interest rate risk on various interest bearing liabilities.  These amounts were designated and accounted for as cash flow hedges. The effect of this adjustment is to:

•      decrease current asset receivables by $35.5 million

•      decrease current liability payables by $1.5 million, with

•      the net decrease of $34.0 million recognised in reserves, and

•      an increase of $10.2 million in reserves for the tax effect.

(x)            The deferral in equity of the effective portion of the fair value of derivatives designated and accounted for as a cash flow hedge of underlying forecast foreign exchange and commodity exposures.  This resulted in a decrease of $4.4 million in reserves.

(xi)           The recognition of deferred tax assets of $22 million and a reduction in deferred tax liabilities of $1 million in relation to the adjustments described above.

Note 2.           Segment reporting

	Amcor	Amcor	Amcor	Amcor	Amcor		Inter- segment
	PET	Australasia	Flexibles (1)	Sunclipse	Asia	Other	eliminations	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m
31 December 2005
Revenue from sale of goods	2,026.2	1,320.6	1,636.8	629.9	138.1	9.0	(10.5)	5,750.1
Other income	9.2	13.8	16.9	0.2	0.6	(15.4)		25.3
Total segment revenue	2,035.4	1,334.4	1,653.7	630.1	138.7	(6.4)	(10.5)	5,775.4

Segment result before significant items	130.3	153.8	95.1	31.2	16.9	(26.1)		401.2
Significant items	—	—	(15.3)	—	(6.4)	0.7		(21.0)

Segment result (2)	130.3	153.8	79.8	31.2	10.5	(25.4)		380.2
Net finance costs (3)								(124.0)

Profit before related income tax expense								256.2

31 December 2004
Revenue from sale of goods	1,715.0	1,315.1	1,704.8	625.1	133.5	12.7	(12.8)	5,493.4
Other income	13.7	16.7	25.1	7.7	1.4	(8.7)		55.9
Total segment revenue	1,728.7	1,331.8	1,729.9	632.8	134.9	4.0	(12.8)	5,549.3

Segment result before significant items	110.6	175.2	109.0	39.6	15.9	(32.1)		418.2
Significant items	(24.3)	—	(15.5)	—	—	—		(39.8)
Segment result (2)	86.3	175.2	93.5	39.6	15.9	(32.1)		378.4
Net finance costs (3)								(80.8)

Profit before related income tax expense								297.6

(1) On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported “Rentsch and Closures” segment with Amcor Flexibles.  Prior periods have been restated to reflect this change.  This change in segments is a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure, including co-location, resourcing and similar technologies.

(2) Segment result is profit before unallocated finance costs and income tax.  During the half-year ended 31 December 2005, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $17.7 million (2004 restated: $16.6 million) of the total $44.4 million (2004: $48.5 million) are directly attributable to the results of the operating segments and as such have been allocated based on relevant cost and service drivers.

(3) Net finance costs include interest revenue of $12.0 million (2004: $9.8 million).

Note 3.           Significant items

	Consolidated
	2005	2004
	$m	$m
Significant items before income tax
Impairment of Asian Corrugated business	(22.6)	—
Fair value of right to subscribe to Vision Grande shares	16.2	—
Impairment of White Cap Metal Closures business	(15.3)	—
Over provision on impairment of Plastube business	0.7	—
PET business integration and restructure	—	(24.3)
Flexibles’ market sector rationalisation	—	(15.5)

Significant items before income tax	(21.0)	(39.8)

Related income tax on significant items (where applicable)
Income tax benefit on impairment of Asian Corrugated business	0.8	—
Income tax benefit on impairment of White Cap Metal Closures business	6.1	—
Income tax expense on impairment of Plastube business	(0.3)	—
Under provision of income tax benefit on asset impairments	1.9	—
Income tax benefit on Flexibles’ market sector rationalisation	—	4.4
Income tax on significant items	8.5	4.4

	(12.5)	(35.4)

Net operating profit attributable to members of the parent entity:
- Before significant items	214.4	265.0
- After significant items	201.9	229.6

Note 4.           Revisions of accounting estimates

During the half-year ended 31 December 2005, the useful life of certain items of plant and equipment was reassessed.  The financial effect of this reassessment, assuming the assets are held until the end of their estimated useful lives, is to increase consolidated depreciation expense in the current half-year and for the next four years, by the following amounts:

	Consolidated
	Half-year periods	Financial years
	$m	$m
2006	6.6	13.2
2007	6.6	13.2
2008	6.6	13.2
2009	6.6	13.2
2010	6.6	13.2

Note 5.           Issuances, repurchases and repayments of securities

Employee Options and Performance Rights

During the half-year ended 31 December 2005:

•      1,741,800 ordinary shares were issued for various prices as a result of the exercise of 1,741,800 options.

•      Amcor Limited granted 750,000 options over ordinary shares at an exercise price of $6.78.

•      Amcor Limited granted 300,000 performance rights over ordinary shares.

•      Amcor Limited cancelled 1,412,178 options over ordinary shares.

During the half-year ended 31 December 2004:

•      1,600,500 ordinary shares were issued for various prices as a result of the exercise of 1,600,500 options.

•      Amcor Limited granted 5,861,500 options over ordinary shares at an exercise price of $6.84.

•      Amcor Limited cancelled 7,782,325 options over ordinary shares.

Non-recourse Receivables Securitisation Programme

The consolidated entity utilised an uncommitted, multi-currency receivables securitisation programme in the United Kingdom, France, Germany, Spain and the USA.  The trade receivables of some of the group entities in these jurisdictions were sold, on a non-recourse basis, into an independent securitisation conduit which issued asset-backed commercial paper into organised markets.

The facility was terminated during the half-year ended 31 December 2005.  The A$160 million repayment was refinanced with borrowings drawn under the US$1,000 million global syndicated multi-currency facility.

Note 6.           Dividends

	Consolidated
	2005	2004
	$m	$m

Dividends provided for or paid during the half-year

Final dividend paid 28 September 2005
- 17.0 cents per share 22% franked at 30% tax rate	149.3	140.6

Dividends not recognised at the end of the half-year

In addition to the above dividends, since the end of the half-year the directors have recommended the payment of an interim dividend of 17 cents per fully paid ordinary share,15% franked on tax paid at 30% (2004: 17 cents, 28% franked based on tax paid at 30%). The aggregate amount of the proposed dividend expected to be paid on 31 March 2006 out of retained profits at the end of the half year, is:	149.5	149.6

Note 7.           Capital and reserves

Reconciliation of movement in capital and reserves attributable to equity holders of the parent

				Available for
		Exchange		sale financial
	Share	fluctuation	Hedging	asset	Retained		Minority	Total
	capital	reserve (EFR)	reserve	reserve	earnings	Total	interest	equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 July 2005	3,326.5	(147.3)	—	—	720.1	3,899.3	78.0	3,977.3
Effect of change in accounting policy	—	0.7	(28.2)	(1.7)	0.7	(28.5)	—	(28.5)
Balance at 1 July 2005 - re-stated	3,326.5	(146.6)	(28.2)	(1.7)	720.8	3,870.8	78.0	3,948.8
Total recognised income and expense for the half-year	—	90.6	8.0	0.5	205.9	305.0	1.9	306.9
Contributions of equity, net of transaction costs	13.3	—	—	—	—	13.3	—	13.3
Employee share options	1.8	—	—	—	—	1.8	—	1.8
Reclassification of PACRS to interest bearing liabilities	(596.6)	—	—	—	—	(596.6)	—	(596.6)
Dividends provided or paid	—	—	—	—	(149.3)	(149.3)	—	(149.3)
Minority interest buy out	—	—	—	—	—	—	(5.8)	(5.8)
Dividends paid to minority interests in subsidiaries	—	—	—	—	—	—	(3.3)	(3.3)
Other	—	(0.3)	—	—	—	(0.3)	0.2	(0.1)

Balance at 31 December 2005	2,745.0	(56.3)	(20.2)	(1.2)	777.4	3,444.7	71.0	3,515.7

				Available for
		Exchange		sale financial
	Share	fluctuation	Hedging	asset	Retained		Minority	Total
	capital	reserve (EFR)	reserve	reserve	earnings	Total	interest	equity
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 July 2004	3,318.7	—	—	—	857.2	4,175.9	90.7	4,266.6
Total recognised income and expense for the half-year	—	(156.5)	—	—	230.3	73.8	1.9	75.7
Contributions of equity, net of transaction costs	13.3	—	—	—	—	13.3	—	13.3
Employee share options	1.8	—	—	—	—	1.8	—	1.8
Dividends provided or paid	—	—	—	—	(140.6)	(140.6)	—	(140.6)
Distribution accrued on PACRS	—	—	—	—	(26.4)	(26.4)	—	(26.4)
Minority interest buy-out	—	—	—	—	—	—	(0.2)	(0.2)
Divdends paid to minority interests in subsidiaries	—	—	—	—	—	—	(5.8)	(5.8)
Other	(0.2)	(0.2)	—	—	0.1	(0.3)	—	(0.3)

Balance at 31 December 2004	3,333.6	(156.7)	—	—	920.6	4,097.5	86.6	4,184.1

Note 8.           Contingent Liabilities and Contingent Assets

Other than set out below, there were no material changes in contingent liabilities or contingent assets since 30 June 2005.

In November 2004, the Amcor Board first became aware of information that raised concerns about potential breaches of Australian and New Zealand competition laws.  The Board immediately took action to notify the ACCC and the NZCC.  On December 6, 2004, the Board resolved to accept offers of resignation (effective December 7, 2004) given by Mr Russell Jones (then Managing Director of the Company) and Mr Peter Sutton (then Managing Director, Amcor Australasia) from their employment within the Amcor Group.  The Board also terminated a consultancy arrangement with Mr Peter Brown, Managing Director of Amcor Australasia until October 2003.

Subsequently, the Amcor Board announced appointments to its new senior management team:

•      On 1 July 2005, Mr Ken MacKenzie (formerly Group Managing Director of the Amcor Rentsch and Closures business based in Switzerland) assumed the position of CEO and Managing Director of the Amcor Group;

•      On 12 July 2005, Mr Louis J Lachal became Managing Director of Amcor Australasia;

•      On 12 July 2005, Mr Darryl Roberts became Group General Manager, Fibre Packaging Group, Amcor Australasia.

On 21 December 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives.  The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry.  The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC alleges that between 2000 and late 2004 the Visy respondents entered into and gave effect to anti-competitive arrangements with its principal competitor Amcor in the supply, throughout Australia, of corrugated fibreboard containers.

The ACCC is seeking the following court orders:

•      declarations that the conduct contravened section 45 of the Act

•      injunctions restraining similar conduct in the future

•      pecuniary penalties against each of the respondents

•      trade practices training or compliance programs by the respondents, and

•      costs.

The ACCC also announced on 21 December 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC.  The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003).  Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct.   The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel.

The NZCC investigation of conduct by Amcor which raised concerns under New Zealand’s competition laws is incomplete.  As previously advised, Amcor has been granted conditional immunity by the NZCC.

Amcor has also undertaken its own investigation of conduct that might raise potential concerns under Australian and New Zealand competition laws.  Consistent with the requirements of both the ACCC and NZCC for Amcor to provide full cooperation to each of them, the Company’s internal investigation was merged with the investigations being conducted by the ACCC and NZCC.

Third Party Claims

The granting of immunity by the ACCC and the NZCC does not exclude or limit the rights of third parties who may claim to have suffered loss or damage as a result of a contravention of Australian or New Zealand competition laws to commence legal proceedings for damages and other relief against those involved in the contravention.  No such third party proceeding has been commenced to date.

No reliable assessment can be made at present of the prospects of success of any such third party claim or the quantum of damages that may arise in the context of any third party proceeding or whether there will be any loss of customers by Amcor.  Although it is not possible to establish a reasonable range of any damages that may be awarded if third party proceedings are commenced, there can be no assurance that any damages ultimately awarded will not be material to the results of the operations or the financial condition of Amcor.

Note 9.  Events occurring after the balance sheet date

PACRS1 conversion and repurchase

On 25 January 2006, Amcor announced that the $400 million PACRS1 convertible notes will be converted to equity on 30 April 2006.  Prior to conversion, Amcor will offer to repurchase the PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares.  Amcor also announced its intention to commence an on-market share buy-back program to acquire shares equivalent to the number arising on conversion of the PACRS remaining after the repurchase program.

PACRS1 are the Perpetual Amcor Convertible Reset Securities issued by Amcor Investments (New Zealand) Limited (AINZL) in May 2001.  PACRS1 have a Reset Date of 30 April 2006.

The number of Amcor shares to be issued on the conversion of PACRS1 will be determined in accordance with the terms of issue and will depend on the average share price during the conversion pricing period ending in late April.  Based on the share price prevailing at the time of this announcement, the PACRS1 notes would convert to approximately 60 million shares in Amcor Limited.  However, the number of shares actually arising from the conversion will be reduced to the extent holders of PACRS1 accept the repurchase offer from AINZL.  Amcor proposes to buy-back on market the equivalent of the number of shares arising on conversion of those PACRS1 which remain after the repurchase program.

The offer price for the repurchase of PACRS1 notes will be $105.2632 per note.  Settlement of the repurchase is scheduled for Friday, 28 April 2006, and holders accepting the repurchase offer will receive the full amount of interest for the final interest period prior to the Conversion Date of 30 April 2006. The offer price, together with the final interest payment of $4.2514 per note, reflects the full value of the conversion terms.

Current liabilities $3,941.7 million exceed current assets $3,704.7 million as at 31 December 2005 because of re-classifications of convertible securities under AIFRS and due to transitions from long term liabilities to current liabilities with the passage of time.

Under AIFRS, the PACRS convertible notes have been re-classified from equity to subordinated convertible securities.  As the first tranche of PACRS ($418.4 million) converts in April 2006, it is recognised in current subordinated convertible securities pending the announced conversion and refinancing.  The note holders’ right to convert PRIDES convertible notes into equity lapses in November 2006 and, thereafter, Amcor has the right to redeem.  The PRIDES notes ($313.6 million) have also been classified as current subordinated convertible securities pending the outcome.

Amcor has adequate finance facilities and strategies in place to manage the refinancing of both the PACRS and PRIDES convertibles should this be required.

Asset sales

Amcor has entered into agreements to sell the White Cap Metal Closures for €230 million and Asian Corrugated, Closures and Sacks businesses for S$21 million.  These transactions are scheduled to close by the end of April 2006.  The gain or loss on sale is not expected to be material.

Note 10.  International financial reporting standards

(1) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(a) At the date of transition to AIFRS: 1 July 2004

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m
Current assets
Cash assets		131.0	—	131.0
Trade and other receivables	(a),(h)	1,551.4	199.7	1,751.1
Inventories		1,369.6	—	1,369.6
Other current financial assets		—	—	—
Total current assets		3,052.0	199.7	3,251.7

Non-current assets
Trade and other receivables	(b)	81.8	(34.3)	47.5
Investments accounted for using the equity method		6.7	—	6.7
Other non-current financial assets		6.2	—	6.2
Property, plant and equipment	(c),(d),(g)	4,745.0	62.6	4,807.6
Intangible assets	(e)	2,062.7	83.9	2,146.6
Deferred tax assets	(f)	238.8	162.5	401.3
Other		93.2	(1.1)	92.1
Total non-current assets		7,234.4	273.6	7,508.0

Total assets		10,286.4	473.3	10,759.7

Current liabilities
Trade and other payables		1,831.1	4.7	1,835.8
Interest bearing liabilities	(a),(d)	728.5	201.0	929.5
Current tax liabilities		77.4	—	77.4
Provisions	(g),(h)	339.7	(3.5)	336.2
Total current liabilities		2,976.7	202.2	3,178.9

Non-current liabilities
Trade and other payables		13.2	7.6	20.8
Interest bearing liabilities	(d)	1,776.2	172.8	1,949.0
Deferred tax liabilities	(f)	388.5	196.7	585.2
Provisions	(g,) (h)	33.4	67.3	100.7
Retirement benefit obligations	(i)	58.5	267.7	326.2
Subordinated convertible securities		332.3	—	332.3
Total non-current liabilities		2,602.1	712.1	3,314.2

Total liabilities		5,578.8	914.3	6,493.1

Net assets		4,707.6	(441.0)	4,266.6

Equity
Issued capital	(b)	3,351.9	(33.2)	3,318.7
Reserves	(c),(j)	(349.2)	349.2	0.0
Retained profits	(l)	1,614.3	(757.1)	857.2
Total equity attributable to equity holders of the parent		4,617.0	(441.1)	4,175.9
Minority interest		90.6	0.1	90.7

Total equity		4,707.6	(441.0)	4,266.6

(b) At the date of the last half-year reporting period under previous AGAAP: 31 December 2004

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m
Current assets
Cash assets		111.8	—	111.8
Trade and other receivables	(a),(h)	1,612.3	118.9	1,731.2
Inventories		1,462.4	—	1,462.4
Total current assets		3,186.5	118.9	3,305.4

Non-current assets
Trade and other receivables	(b)	76.4	(30.3)	46.1
Investments accounted for using the equity method		6.1	—	6.1
Other non-current financial assets		7.5	—	7.5
Property, plant and equipment	(c),(d),(g)	4,609.2	58.3	4,667.5
Intangible assets	(e)	1,855.6	142.4	1,998.0
Deferred tax assets	(f)	205.7	162.2	367.9
Other		89.8	(1.3)	88.5
Total non-current assets		6,850.3	331.3	7,181.6

Total assets		10,036.8	450.2	10,487.0

Current liabilities
Trade and other payables		1,848.8	6.3	1,855.1
Interest bearing liabilities	(a),(d)	546.5	121.7	668.2
Current tax liabilities		64.9	—	64.9
Provisions	(g),(h)	308.5	(5.7)	302.8
Total current liabilities		2,768.7	122.3	2,891.0

Non-current liabilities
Trade and other payables		6.0	2.1	8.1
Interest bearing liabilities	(d)	1,930.0	171.4	2,101.4
Deferred tax liabilities	(f)	389.1	197.1	586.2
Provisions	(g), (h)	31.0	73.8	104.8
Retirement benefit obligations	(i)	52.7	264.1	316.8
Subordinated convertible securities		294.6	—	294.6
Total non-current liabilities		2,703.4	708.5	3,411.9

Total liabilities		5,472.1	830.8	6,302.9

Net assets		4,564.7	(380.6)	4,184.1

Equity
Issued capital	(b)	3,360.9	(27.3)	3,333.6
Reserves	(c),(j)	(527.3)	370.6	(156.7)
Retained profits	(l)	1,643.7	(723.1)	920.6
Total equity attributable to equity holders of the parent		4,477.3	(379.8)	4,097.5
Minority interest		87.4	(0.8)	86.6

Total equity		4,564.7	(380.6)	4,184.1

(c) At the date end of the last reporting period under previous AGAAP: 30 June 2005

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m
Current assets
Cash assets		210.8	—	210.8
Trade and other receivables	(a),(h)	1,685.9	157.8	1,843.7
Inventories		1,440.1	—	1,440.1
Total current assets		3,336.8	157.8	3,494.6

Non-current assets
Trade and other receivables	(b)	71.6	(26.5)	45.1
Investments accounted for using the equity method		40.7	—	40.7
Other non-current financial assets		7.7	—	7.7
Property, plant and equipment	(c),(d),(g)	4,400.1	26.7	4,426.8
Intangible assets	(e)	1,766.9	231.1	1,998.0
Deferred tax assets	(f)	176.2	173.7	349.9
Other		98.9	(2.6)	96.3
Total non-current assets		6,562.1	402.4	6,964.5

Total assets		9,898.9	560.2	10,459.1

Current liabilities
Trade and other payables		1,991.8	3.2	1,995.0
Interest bearing liabilities	(a),(d)	729.2	158.0	887.2
Current tax liabilities		82.5	—	82.5
Provisions	(g),(h)	290.4	0.6	291.0
Total current liabilities		3,093.9	161.8	3,255.7

Non-current liabilities
Trade and other payables		0.7	4.1	4.8
Interest bearing liabilities	(d)	1,747.8	169.5	1,917.3
Deferred tax liabilities	(f)	292.8	224.5	517.3
Provisions	(g), (h)	44.9	81.8	126.7
Retirement benefit obligations	(i)	55.1	303.8	358.9
Subordinated convertible securities		301.1	—	301.1
Total non-current liabilities		2,442.4	783.7	3,226.1

Total liabilities		5,536.3	945.5	6,481.8

Net assets		4,362.6	(385.3)	3,977.3

Equity
Issued capital	(b)	3,348.1	(21.6)	3,326.5
Reserves	(c),(j)	(510.9)	363.6	(147.3)
Retained profits	(l)	1,446.9	(726.8)	720.1
Total equity attributable to equity holders of the parent		4,284.1	(384.8)	3,899.3
Minority interest		78.5	(0.5)	78.0

Total equity		4,362.6	(385.3)	3,977.3

(2) Reconciliation of profit under previous AGAAP to profit under AIFRS

(a) Reconciliation of profit for the half-year ended 31 December 2004

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m

Revenue from sale of goods		5,493.4	—	5,493.4
Cost of sales	(c),(d),(g),(i)	(4,603.1)	9.1	(4,594.0)

Gross profit		890.3	9.1	899.4

Other income	(c),(h)	110.0	(54.1)	55.9
Sales and marketing expenses		(156.0)	(0.5)	(156.5)
General and administration expenses	(b),(c),(e),(i)	(496.6)	96.7	(399.9)
Research and development costs		(21.1)	—	(21.1)
Share of profit from associates		0.6	—	0.6

Profit from operations		327.2	51.2	378.4

Financial income	(k)	—	9.8	9.8
Financial expenses	(d),(g),(i)	(76.0)	(14.6)	(90.6)

Net finance costs		(76.0)	(4.8)	(80.8)

Profit before related income tax expense		251.2	46.4	297.6

Income tax expense	(f)	(56.0)	(6.9)	(62.9)

Profit after related income tax expense		195.2	39.5	234.7

Net profit attributable to:
Members of Amcor Limited		190.1	39.5	229.6
Minority Interest		5.1	—	5.1

		195.2	39.5	234.7

(b) Reconciliation of profit for the year ended 30 June 2005

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m

Revenue from sale of goods		11,099.6	—	11,099.6
Cost of sales	(c),(d),(g),(i)	(9,304.8)	24.5	(9,280.3)

Gross profit		1,794.8	24.5	1,819.3

Other income	(c),(h)	174.7	(99.8)	74.9
Sales and marketing expenses		(303.2)	0.2	(303.0)
General and administration expenses	(b),(c),(e),(i)	(1,225.3)	169.1	(1,056.2)
Research and development costs		(39.7)	—	(39.7)
Share of profit from associates		1.8	—	1.8

Profit from operations		403.1	94.0	497.1

Financial income	(k)	—	20.9	20.9
Financial expenses	(d),(g),(i)	(158.1)	(29.2)	(187.3)

Net finance costs		(158.1)	(8.3)	(166.4)

Profit before related income tax expense		245.0	85.7	330.7

Income tax expense	(f)	(58.8)	(13.9)	(72.7)

Profit after related income tax expense		186.2	71.8	258.0

Net profit attributable to:
Members of Amcor Limited		173.2	71.7	244.9
Minority Interest		13.0	0.1	13.1

		186.2	71.8	258.0

(3) Reconciliation of the cash flow statement under previous AGAAP to AIFRS

(a) Reconciliation of cash flow statement for the half-year ended 31 December 2004

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m
Cash flows from operating activities
Receipts from customers	(a)	5,387.6	81.3	5,468.9
Payments to suppliers and employees	(a),(d)	(5,050.4)	10.6	(5,039.8)
Dividends received		0.3	—	0.3
Finance income received		8.2	—	8.2
Finance costs paid	(a),(d)	(61.1)	(9.6)	(70.7)
Income taxes paid		(45.8)	—	(45.8)
Other income received		33.2	—	33.2

Net cash provided by operating activities		272.0	82.3	354.3

Cash flows from investing activities
Repayment of loans by associated companies and other persons		1.4	—	1.4
Payments for controlled entities and businesses		(9.8)	—	(9.8)
Payments for property, plant and equipment		(308.9)	—	(308.9)
Proceeds on disposal of controlled entities and businesses		11.0	—	11.0
Proceeds on disposal of property, plant and equipment		53.4	—	53.4

Net cash used in investing activities		(252.9)	—	(252.9)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares, net of share issue costs		9.2	—	9.2
Proceeds from borrowings	(a)	2,485.9	118.4	2,604.3
Repayment of borrowings	(a),(d)	(2,358.1)	(200.7)	(2,558.8)
Principal lease repayments		(9.0)	—	(9.0)
Dividends and other equity distributions paid		(171.5)	—	(171.5)

Net cash used in financing activities		(43.5)	(82.3)	(125.8)

Net decrease in cash held		(24.4)	—	(24.4)

Cash and cash equivalents at the beginning of the reporting period		121.1	—	121.1
Effects of exchange rate changes on cash		(6.0)	—	(6.0)

Cash and cash equivalents at the end of the reporting period		90.7	—	90.7

(b) Reconciliation of cash flow statement for the year ended 30 June 2005

			Effect of
		Previous	transition to
	Notes	AGAAP	AIFRS	AIFRS
		$m	$m	$m
Cash flows from operating activities
Receipts from customers	(a)	10,936.7	41.9	10,978.6
Payments to suppliers and employees	(a),(d)	(9,900.0)	21.7	(9,878.3)
Dividends received		0.6	—	0.6
Finance income received		20.6	—	20.6
Finance costs paid	(a),(d)	(156.3)	(19.3)	(175.6)
Income taxes paid		(115.5)	—	(45.8)
Other income received		71.3	—	71.3

Net cash provided by operating activities		857.4	44.3	901.7

Cash flows from investing activities
Repayment of loans by associated companies and other persons		4.8	—	4.8
Payments for controlled entities and businesses		(45.5)	—	(45.5)
Payments for property, plant and equipment		(647.4)	—	(647.4)
Proceeds on disposal of controlled entities and businesses		10.8	—	10.8
Proceeds on disposal of property, plant and equipment		77.4	—	77.4

Net cash used in investing activities		(599.9)	—	(599.9)

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares, net of share issue costs		(3.3)	—	(3.3)
Proceeds from borrowings	(a)	3,719.0	157.8	3,876.8
Repayment of borrowings	(a),(d)	(3,504.3)	(202.1)	(3,706.4)
Principal lease repayments		(18.1)	—	(18.1)
Dividends and other equity distributions paid		(346.6)	—	(346.6)

Net cash used in financing activities		(153.3)	(44.3)	(197.6)

Net increase in cash held		104.2	—	104.2

Cash and cash equivalents at the beginning of the reporting period		121.1	—	121.1
Effects of exchange rate changes on cash		(11.5)	—	(11.5)

Cash and cash equivalents at the end of the reporting period		213.8	—	213.8

(4) Notes to the reconciliations

(a)   Securitised receivables

Under AIFRS, securitised trade receivables have been brought back on balance sheet as the special purpose entity established for the securitisation is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the majority of the expected risks and benefits in determining control.

The effect is:

(i)           At 1 July 2004

For the consolidated entity current receivables and current interest bearing liabilities increased by $197.9 million.

(ii)          At 31 December 2004

For the consolidated entity current receivables and current interest bearing liabilities increased by $118.4 million.

In the cash flow statement, receipts from customers increased by $81.3 million, payments to suppliers decreased by $2.5 million, finance costs paid increased by $2.5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $118.4 million.

(iii)         At 30 June 2005

For the consolidated entity current receivables and current interest bearing liabilities increased by $157.8 million.

In the cash flow statement, receipts from customers increased by $41.9 million, payments to suppliers decreased by $5 million, finance costs paid increased by $5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $157.8 million.

(b)   Share based payments

Under AASB 2 Share-based Payments from 1 July 2004 the consolidated entity is required to recognise an expense for those options granted under Amcor employee share option plans after 7 November 2002 but that had not vested by 1 January 2005.  In addition employee share loans are derecognised and adjusted against issued capital.

The effect of this is:

(i)           At 1 July 2004

For the consolidated entity there has been a decrease in non current receivables of $34.3 million and a decrease in issued capital of $33.2 million and a decrease in retained earnings of $1.1 million.

(ii)          At 31 December 2004

For the consolidated entity there has been a decrease in non current receivables of $30.3 million and a decrease in issued capital of $27.3 million and a decrease in retained earnings of $3 million.  The impact on net profit before income tax expense for the 6 months ended 31 December 2004 was an expense of $1.8 million.

(iii)         At 30 June 2005

For the consolidated entity there has been a decrease in non current receivables of $26.5 million and a decrease in issued capital of $21.6 million and a decrease in retained earnings of $4.9 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $3.7million.

(c)   Property, plant and equipment

Property, plant and equipment is measured at cost or deemed cost under AIFRS.  On transition the balance of the asset revaluation reserve was derecognised and adjusted against retained earnings.

Property, plant and equipment of the consolidated entity is affected by the following adjustments:

•      The reversal of particular sale and leaseback arrangements which are not recognised as such for AIFRS, refer Note (d).

•      Under AASB 116 Property, Plant and Equipment the consolidated entity is required to expense start up and relocation costs, and capitalise decommissioning costs into the cost of an asset as explained in Note (g).

•      In addition software costs previously recognised in plant and equipment are reclassified to intangible assets, refer Note (e).

•      Change in basis of impairment testing from a test of the recoverable amount of non-current assets using profit multiples and undiscounted cash flows or discounted cash flows as deemed appropriate under AGAAP to the AIFRS policy of testing the recoverable amount of cash generating units using discounted cash flows.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.

The effect of this is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in property plant and equipment of $62.6 million, a decrease in the asset revaluation reserve by $136.9 million and an increase in retained earnings of $199.5 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in property plant and equipment of $58.3 million, and a decrease in the asset revaluation reserve of $130.6 million.

An amount of $43 million has been reclassified from revenue to other expenses.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in property plant and equipment of $26.7 million and a decrease in the asset revaluation reserve of $130.2 million.

An amount of $69.2 million has been reclassified from revenue to other expenses.

(d)   Leases

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting.  The consolidated entity has recognised this transaction as a secured borrowing and the properties were reinstated on the balance sheet and recorded as an asset. Payments made under the relevant agreements are apportioned between interest expense and the loan liability.

The effect of this is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in property, plant and equipment of $163.3 million, and an increase in non current interest bearing liabilities of $170.7 million and a decrease in current payables of $0.2 million, with a corresponding reduction in retained earnings of $7.2 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in property, plant and equipment of $162 million, and an increase in non current interest bearing liabilities of $169.5 million and a decrease in current payables of $0.3 million, with a corresponding reduction in retained earnings of $7.2 million.  The impact on net profit before income tax expense for the 6 months ended 31 December 2004 was a decrease in net profit of $0.8 million.

In the cash flow statement, interest paid increased by $7.1 million, repayment of borrowings increased by $1 million and payments to suppliers decreased by $8.1 million.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in property, plant and equipment of $161 million, and an increase in non current interest bearing liabilities of $168.3 million and an decrease in current payables of $0.4 million, with a corresponding reduction in retained earnings of $6.9 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1.9 million.

In the cash flow statement, interest paid increased by $14.3 million, repayment of borrowings increased by $2.4 million and payments to suppliers decreased by $16.7 million.

Operating leases

The consolidated entity in applying AASB 117 Leases, recognises lease rental expense on a straight line basis where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount.

The effect of this is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in current lease payables of $4.2 million and non current payables of $3.3 million with a corresponding decrease in retained earnings of $7.5 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in current lease payables of $4.3 million and non current payables of $2.9 million.  Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.1 million.  The impact on net profit before income tax expense for the 6 months ended 31 December 2004 was a decrease in net profit of $0.5 million.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in current lease payables of $4.6 million and non current payables of $2.9 million.  Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.9 million.  The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1 million.

(e)   Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet.  The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Business combinations that occurred on or after 1 July 2004 have been restated to comply with AIFRS.  All business combinations are accounted for using the purchase method.

In respect of acquisitions prior to transition date, goodwill is measured at its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria.  Goodwill and intangible assets with an indefinite useful life are not be subject to amortisation but are tested for impairment annually.

On transition, other intangible assets have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.

Certain software assets have been reclassified from property, plant and equipment to intangible assets on transition to AIFRS.

The effect of the above is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in other intangible assets of $83.9 million and a decrease in property, plant and equipment of an equivalent amount.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in other intangible assets of $87.9 million and a decrease in property, plant and equipment of an equivalent amount.

In addition there has been an increase in goodwill of $63.7 million and a corresponding decrease in amortisation expense.

The consolidated entity utilised $8.3 million of previously unrecognised tax losses in the year ending 30 June 2005 which under AIFRS, are recognised as a write-down in the value of goodwill.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in other intangible assets of $115.8 million and a decrease in property, plant and equipment of an equivalent amount.

In addition there has been an increase in goodwill of $127.2 million and a corresponding decrease in amortisation expense.

The consolidated entity utilised $10.5 million of previously unrecognised tax losses in the year ending 30 June 2005 which under AIFRS, are recognised as a write-down in the value of goodwill.

(f)   Income taxes

Under previous AGAAP, deferred tax balances were determined using the income statement method, in which items were only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax assets relating to the additional liabilities recorded under AIFRS for defined benefit plans and decommissioning provisions and an increase in deferred tax liabilities relating to revalued assets now carried at deemed cost, previously unrecognised securitised assets and an additional liability due to deductible goodwill.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The effect of the above is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in deferred tax assets of $162.5 million, an increase in deferred tax liabilities of $196.7 million and a decrease in retained earnings of $34.2 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in deferred tax assets of $162.2   million and an increase in deferred tax liabilities of $197.1 million.  Income tax expense for the half-year has increased by $6.9 million.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in deferred tax assets of $173.7 million and an increase in deferred tax liabilities of $224.5 million.  Income tax expense for the half-year has increased by $13.9 million.

(g)   Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists.   At each reporting date the liability is remeasured in line with changes in discount rates, timing and estimated cash flows.  Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition.  Under previous AGAAP, the costs of restoration were not recognised until the expenditure is incurred.   Under AIFRS, a provision for restoration costs is recognised over the period of the lease and measured at the expected cost of restoration at each reporting date.

The effect of the above is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in property, plant and equipment of $19.9 million, an increase in provisions $52.4 million and a decrease in retained earnings of $32.5 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in property, plant and equipment of $19.3 million, an increase in provisions $52.4 million, and including the effect of foreign currency translation, retained earnings has decreased by $33.4 million.  The increase in depreciation and interest expense has reduced net profit before income tax expense by $2 million for the six month period ending 31 December 2004.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in property, plant and equipment of $17.4 million, an increase in provisions $52.3 million, and including the effect of foreign currency translation, retained earnings has decreased by $37 million.   The increase in depreciation and interest expense has reduced net profit before income tax expense by $3.9 million for the year ending 30 June 2005.

h)   Government grants

Under previous AGAAP, contributions in the acquisition of assets are recognised as revenue at the fair value of the grant received, when the consolidated entity gains control of the contribution.  Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

The effect of the above is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in provisions of $20.2 million with an equivalent reduction in retained earnings.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in provisions of $22.3 million, and including the effect of foreign currency translation, retained earnings has decreased by $23 million.  The impact on other income for the six months to 31 December 2004 is $1 million.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in provisions of $28 million, a decrease in current receivables of $2.7million, and including the effect of foreign currency translation, retained earnings has decreased by $32.4 million.  The impact on other income for the year ending 30 June 2005 is $9.6 million.

i)   Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to 1 July 2004, are recognised directly in retained earnings.

The effect of the above is:

(i)           At 1 July 2004

For the consolidated entity there has been an increase in defined benefit obligations of $267.7 million, resulting in a total defined benefit obligation of $326.2 million.  In addition $2.6 million of surplus plan assets were recognised resulting in a total reduction in retained earnings of $265.1 million.

(ii)          At 31 December 2004

For the consolidated entity there has been an increase in defined benefit obligations of $264.1 million, an increase in surplus plan assets of $1.4 million and a reduction in retained earnings of $272.3 million.   The impact on net profit before income tax expense for the six months to 31 December 2004 is an increase in expenses of $5.3 million.

(iii)         At 30 June 2005

For the consolidated entity there has been an increase in defined benefit obligations of $303.8 million, an increase in surplus plan assets of $0.4 million and a total reduction in retained earnings of $334 million.   The impact on net profit before income tax expense for the year ended 30 June 2005 is an increase in expenses of $10.4 million.

j)   Foreign currency

The consolidated entity elected under AASB 1 to reset the EFR balance under AGAAP at 1 July 2004 to nil.  For the consolidated entity, at 1 July 2004 an amount of $486 million has been reclassified from EFR to retained earnings.  This adjustment resulted in a $482 million and $469.3 million reclassification at 31 December 2004 and 30 June 2005 respectively.

k)   Finance income

Finance income has been reclassified from other income in the consolidated income statement. This resulted in a reclassification of $9.8 million of finance income for the half-year ended 31 December 2004 and $20.9 million for the year ended 30 June 2005.

l)   Retained earnings

The impact of the transition to AIFRS on retained earnings is summarised below:

			31 December	30 June
	Notes	1 July 2004	2004	2005
		$m	$m	$m

AIFRS reconciliation:
- transfer from asset revaluation reserve	(c)	136.9	130.6	130.2
- transfer from exchange fluctuation reserve	(j)	(486.0)	(482.0)	(469.3)
- recognition of deficits in defined benefit plans and actuarial gains and losses	(i)	(265.1)	(272.3)	(334.0)
- AGAAP amortisation of goodwill	(e)	—	63.7	127.2
- recognition of the net impact of decommissioning provisions	(g)	(32.5)	(33.4)	(37.0)
- derecognition of start up and relocation costs	(c)	(34.9)	(38.1)	(37.7)
- lease adjustments	(d)	(14.7)	(15.3)	(15.8)
- deferral of government grants	(h)	(20.2)	(23.0)	(32.4)
- tax loss utilisation charge to goodwill	(e)	—	(8.3)	(10.5)
- other adjustments		(6.4)	(6.0)	(6.2)
- taxation effect of above adjustments	(f)	86.8	90.8	94.0
- other tax adjustments	(f)	(121.0)	(129.7)	(135.3)

Total adjustment to retained earnings		(757.1)	(723.1)	(726.8)

m) Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the net profit after income tax expense attributable to the ordinary equity holders of the parent entity. The earnings per share, calculated on the AIFRS adjusted results, compared to the previous AGAAP results are:

	AGAAP	AIFRS	AGAAP	AIFRS
	31 December	31 December	30 June	30 June
	2004	2004	2005	2005
Basic EPS:	18.6	23.1	13.8	21.9
Diluted EPS	18.5	22.6	13.7	21.9

Directors’ declaration

In the opinion of the directors of Amcor Limited:

1.     the financial statements and notes set out on pages 4 to 47, are in accordance with the Corporations Act 2001 including:

a)      giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of operations and cash flows for the half-year ended on that date; and

ii)      complying with Australian Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and

2.     there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 23rd day of February 2006.

C I Roberts

Chairman

Independent review report to the members of Amcor Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the condensed consolidated income statement, condensed consolidated statement of recognised income and expense, condensed consolidated balance sheet, condensed consolidated statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Amcor Limited (“the consolidated entity”), for the half-year ended 31 December 2005.  The consolidated entity comprises Amcor Limited (“the company”) and the entities it controlled during that half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001.  This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.  The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 First-Time Adoption of Australian Equivalents to International Financial Reporting Standards.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission.  Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity’s financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

•      enquiries of company personnel; and

•      analytical procedures applied to the financial data.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Amcor Limited is not in accordance with:

(a)           the Corporations Act 2001, including:

(i)            giving a true and fair view of the consolidated entity’s financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

(ii)           complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)           other mandatory financial reporting requirements in Australia.

KPMG

P M Shannon

Partner

Melbourne

23 February 2006

www.amcor.com

Investor Presentation Half Year Results February 2006

Disclaimer

•                  This presentation contains forward-looking statements that involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Amcor. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “seeks”, “estimate”, “anticipate”, “believe”, “continue”, or similar words.

•                  No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Amcor). In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved. Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

•                  In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections. Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The factors that may affect Amcor’s future performance include, among others:

•                  changes in the legal and regulatory regimes in which Amcor operates;

•                  changes in behaviour of Amcor’s major customers;

•                  changes in behaviour of Amcor’s major competitors;

•                  the impact of foreign currency exchange rates; and

•                  general changes in the economic conditions of the major markets in which Amcor operates.

•                  These forward looking statements speak only as of the date of this presentation. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, Amcor disclaims any obligation or undertaking to publicly update or revise any of the forward looking statements in this presentation, whether as a result of new information, or any change in events, conditions or circumstances on which any such statement is based.

© Amcor Ltd 2005

Investor Presentation

• Overview of results	• Ken MacKenzie

• The way forward	• Ken MacKenzie

• Australasia	• Lou Lachal

• Non Australasian businesses	• Ken MacKenzie

• Finance	• Peter Day

• Summary	• Ken MacKenzie

• Q & A	• All

First Half Results

	Dec 04	Dec 05	Change %

PBIT ($m)	418.2	401.2	(4.1)

PAT ($m)	238.6	214.4	(10.1)

EPS (c)	27.2	24.4	(10.3)

PBIT/AFE (%)	12.2	11.7

Dividend (c)	17.0	17.0

The way forward

•                  Execution priorities announced in August 2005

•                  Specific action plans developed

•                  Progress announced today

•                  Substantial upside potential over the next few years

The Way Forward – Strong Market Positions

• As announced in August 2005 • Review ongoing • Potential sale proceeds between $0.5 to $1.0 billion • Further possible restructuring $100 to $150 million

The Way Forward – Strong Market Positions - Sell

Asset sales approximately A$400 million

•      Proceeds from sale of White Cap Closures €230million

•      Proceeds from sale of non-core Asian businesses S$21 million

•      It is likely there will be more asset sales over the next 12 to 18 months

The Way Forward – Strong Market Positions - Close

•      European Flexibles operations:

•     Propose to close two plants

•     Both in the processed food segment

•     Cash costs of €32 million

•     Improved earnings €10 million by the end of the second year

•     Non cash write offs an additional €18 million

•     Review proceeding

•      More plant closures possible

The Way Forward – Strong Market Positions - Fix

• Opportunities to substantially improve underperforming businesses: • Corrugated in Australia • PET in Mexico • European Flexibles

The Way Forward – Strong Market Positions - Grow

•      Identified growth markets

•      Flexibles and Tobacco packaging in emerging markets

•      Custom PET

•      Select market segments in Australasia

•     Announcements

•      Flexibles expansion in Eastern Europe with additional presses in both Russia and Poland

•      Tobacco packaging expansion in Poland with an additional press

•      Tobacco packaging expansion in China via the investment in Vision Grande

•      Identified growth markets

•      Flexibles and Tobacco packaging in emerging markets

•      Custom PET

•      Select market segments in Australasia

•     Announcements

•      Flexibles expansion in Eastern Europe with additional presses in both Russia and Poland

•      Tobacco packaging expansion in Poland with an additional press

•      Tobacco packaging expansion in China via the investment in Vision Grande

The Way Forward – Strong Market Positions

Summary • Substantial progress over the past six months • Review ongoing and on schedule

The Way Forward – Customer & Market Focused

• Leading sales and market capability • Extensive program developed • Change the culture

The way forward – Lower costs – European Restructure

• European Flexibles and Tobacco Packaging restructure • Streamlined European PET head office • Combined savings of $11 million per annum	• Amcor Flexibles and Amcor Rentsch restructure Previous Structure New Structure

• European Flexibles and Tobacco Packaging restructure • Streamlined European PET head office • Combined savings of $11 million per annum	• Amcor Flexibles and Amcor Rentsch restructure Previous Structure New Structure

The way forward – Lower costs – Head Office costs

Need strong cost reduction culture to offset non recovered cost increases and deliver shareholder value

•      European restructure

•     Compressible head office costs allocated to the business units

•      Greater focus as costs in business units budget and incentive programs

•      Better focus on “true”Amcor corporate costs

•      Creates a “user pay”mindset

•      Better reflection of the true returns for the businesses

The way forward – Lower costs – Further opportunities

Need strong cost reduction culture to offset non recovered cost increases and deliver shareholder value

•      European restructure

•     Allocated compressible head office costs to the business units

•     Ongoing opportunities

•      Structure will continue to follow strategy

•      Overhead reviews in other business units and head office where and when appropriate

•      Cross business benefits will evolve via leverage in a range of areas (eg procurement, IT, shared services)

The Way Forward – Capital Discipline

Focus on use of cash and improving returns to improve shareholder value

•     Base Capital

•      To cover:

•      Floor spend

•      Cost reduction capital projects

•      Incremental growth

•      Approximately depreciation

•     Growth Capital

•      Growth opportunities in target market segments -predominately organic

•      Redeployment of asset sale proceeds

The way forward – Summary

• Progress in all areas • The program is ongoing	Improve shareholder value

• Progress in all areas • Next stage is obtaining the benefits • The program is ongoing	Improve shareholder value

Amcor Australasia

Sales $M	1,315	1,321
PBIT $M	175.2	153.8
A.F.E. $M	1,743	1,864
PBIT/AFE %	20.1	16.5
Employee’s	6,562	6,525

•                  Earnings $153.8 million

•                  Returns on Average Funds Invested continue to be good at 16.5%

•                  Difficult half on half comparison given stronger economic conditions in 04/05

•                  Poor result in overall fibre operations offset by strong performance in the other divisions

•                  Increased accelerated depreciation charge of $6.6 million, impacted year on year

© Amcor Ltd 2005

Fibre - Corrugated

•      Performance disappointing in Australia

•      Gross margins maintained

•      Volumes 4% lower

•      Key fruit and produce sectors lower

•      Market conditions impacting grocery and industrial sectors

•      Loss of market share at small customer end

•      In New Zealand loss of major customer will impact in the second half

•      Recycled Paper earnings lower

•      Lower domestic volumes

•      Lower export selling prices

•      Accelerated depreciation charge of $6.6 million

• New management team • New regional structure implemented • Performance improvement programs developed • Implementation commenced

Fibre – Cartons / Board

•      Converting volumes lower due to weaker overall demand

•      Cartonboard mill profits lower

•      Domestic board prices reduced due to import competition

•      Lower export prices

•      Lower domestic volume

•      Improvements in board quality to meet higher grade requirements

Lower prices and weaker demand impacting margins

Flexibles

•                  Solid first half although generally slower economic conditions

•                  Successful management of input costs in most segments

•                  Major restructuring in NSW completed

•                  Closure of plant at Enfield, and relocating equipment to Regents Park

•                  The multiwall sack business continues to benefit from product rationalisation and operational restructuring

•                  Benefits from recent capital investment yet to impact

Rigid and Glass

•                  Beverage cans

•                  Volumes up 3%

•                  Soft drink and RTD

•                  Continued sound operating performance

•                  Food cans

•                  Market conditions resulting in lower volumes

•                  Earnings improved due to ongoing operational improvements

•                  Glass

•                  Another sound half

•                  Wine bottle market continues to exhibit good growth

•                  Continued strong customer support

Australasian outlook

•                  The overall operating environment of the past six months will continue for the balance of the fiscal year

•                  Generally softer volumes in most divisions

•                  Economic conditions

•                  Customers relocating offshore

•                  Increasing packaged goods imports

•                  Benefits from management changes and restructuring in Fibre Packaging to be realised over a 12 to 24 month timeframe

•                  Second half earnings slightly behind the same period last year

Amcor PET Packaging

Sales US$m	1,253	1,520
PBIT US$m	80.8	97.7
A.F.E. US$m	1,785	1,931
PBIT/AFE %	9.1	10.1
Employees	6,122	6,118

•                  Overall volume growth 8.8%

•                  Custom volume growth 32%

•                  Returns improved from 9.1% to 10.1%

Regional Volumes

Total containers 17.8 billion

© Amcor Ltd 2005

North America

•                  Strong first half

•                  Volumes up 15.5%

•                  Hot summer a major positive

•                  Custom volume growth up 35%

•                  Improved industry capacity utilisation

•                  Obtaining benefits from the restructuring programs of the past two years

•                  Capital investment focus is in custom products

•                  Strong first half

•                  Volumes up 15.5%

•                  Hot summer a major positive

•                  Custom volume growth up 35%

•                  Improved industry capacity utilisation

•                  Obtaining benefits from the restructuring programs of the past two years

•                  Capital investment focus is in custom products

Latin America

•                  Strong volume growth of 9%

•                  Custom products up 47% off a low base

•                  Continued poor results in Mexico

•                  Substantial injection of senior North American operational management to address the issues

•                  Ongoing restructuring costs will be incurred over the next 12 months

•                  Earnings to improve in the 06/07 year

•                  Reduced volumes in Argentina

•                  No export volumes to Brazil

•                  Other businesses performing in line with expectations

Europe

•                  Volumes slightly higher on a continuing business basis

•                  Custom volume higher

•                  Benefits from diversification into a broader range of products in the UK

•                  Continued poor performance from Poland

Key focus and outlook

•                  Disciplined use of capital

•                  Growth in custom PET segment

•                  Recovery of energy cost increases

•                  Substantial challenge in the short term

•                  Improving performance in Mexico

Amcor Flexibles

Sales €m	989	1,021
PBIT €m	63.2	59.3
AFE €m	1,150	1,168
PBIT/AFE%	11.0	10.2
Employees	9,997	9,854

•                  Flexible sales up 3%

•                  Tobacco Packaging sales up 6%

•                  Returns 10.2%

© Amcor Ltd 2005

Base Materials Purchasing Trend

Raw Material Market Price Trends

Raw Material Market Price Trends

Flexibles

•                  Processed Food

•                  Good improvement

•                  Fresh Food

•                  Solid performance offset by costs related to overtrading in one market segment

•                  Healthcare

•                  Good performance

•                  One plant loss making and new management addressing the issues

•                  Americas

•                  Very strong half

•                  Strong performance in recovering cost increases

Tobacco Packaging

•                  Solid half with sales up 6%

•                  Demand continues to exceed production

•                  The new machine installed in France commenced production in September

•                  The full benefits from this investment will be realised in the 06/07 year

•                  Outlook for the business remains positive

Flexibles - Outlook

•      Short term likelihood of further cost increases

•      Both raw material and energy related

•     Organisation restructure and proposed plant closures

•     Additional capacity in Russia and Poland will benefit 06/07 and beyond

Amcor Sunclipse

Sales $m	457	473
PBIT $m	28.9	23.4
A.F.E. $m	247	256
PBIT/AFE %	23.4	18.3
Employees	2,142	2,148

•                  Sound half with earnings well up on the second half last year

•                  Returns 18.3%

•                  Distribution achieved improved margins

•                  Pass through of cost increases

•                  Bottom slicing unprofitable customers

•                  Successful pass through of US$30 per tonne linerboard increase in November

•                  Another US$40 per tonne increase currently being implemented

•                  Economic conditions improved in the second quarter

© Amcor Ltd 2005

Amcor Asia

Sales $m	163	174
PBIT $m	19.5	21.3
A.F.E. $m	264	262
PBIT/AFE %	14.8	16.2
Employees	3,039	2,083

•                  Sales up 7% and PBIT up 9%

•                  Returns 16.2%

•                  Solid performance in tobacco packaging and flexibles

•                  Increased investment in Vision Grande

•                  Underperforming assets sold

•                  Focus will increasingly be on growth in China

•                  Tobacco Packaging

•                  Flexibles

© Amcor Ltd 2005

Group Financials

Presentation Key Notes

•                  Key results and significant items

•                  Borrowing costs

•                  Cash flow and returns

•                  Capital structure and capital management

•                  AIFRS impacts

•                  Summary

Key Results for 1H Dec 05 (Before significant items)

$mill	Dec 04	Dec 05	% Change

Sales	5,493.4	5,750.1	4.7%
PBITDA	647.9	637.3	(1.7)%
PBIT	418.2	401.2	(4.1)%
Borrowing costs (incl PACRS)	(107.2)	(124.0)	(15.7)%
PBT	311.0	277.2	(10.9)%
Tax and Minorities	(72.4)	(62.8)	13.3%
PAT	238.6	214.4	(10.1)%

EPS cents	27.2	24.4	(10.3)%
DPS cents	17.0	17.0

PAT Bridge (Net of Tax) 1H Dec 04 to 1H Dec 05*

		%PAT
$mill	Actual	Impact
PAT - 1H Dec 04	238.6

Borrowing costs	(15.3)	(6.4)%
Tax and minorities	1.4	0.6%
FX impact	(5.8)	(2.4)%
Operating performance	(4.5)	(1.9)%

PAT - 1H Dec 05	214.4	(10.1)%

*(Before Significant Items)

Impact on Borrowing Costs 1H Dec 05

$mill	Dec 04	Dec 05	%Change
Base line costs	80.8	81.4
Higher rates/borrowings		7.0
Credit rating impact		2.0
AIFRS pension and other		2.0
	80.8	92.4
PACRS interest	26.4	26.4
PACRS conversion discount		5.2
	107.2	124.0	15.7%

Borrowing Rates

Weighted Average Cost at Period End	Dec 04		Dec 05
PACRS	8.57%		10.0%
PRIDES	7.25%		7.25%
Other Debt Facilities
•US	4.5%		5.5%
•Europe	3.7%		4.8%
•Australia	5.0%		6.5%
•New Zealand	7.0%		7.3%
•Asia	4.8%		4.8%
Weighted Average Cost*	4.9%		5.7%
Other Borrowing Costs	c.13	bp	c.15	bp

*Includes positive impact of interest rate swaps (0.4% in 04 and 0.6% in 05) netted against cost

Significant Items

$ mill	1H Dec 05
Impairment of Asian corrugated business	(22.6)
Gain on holding Vision Grande options	16.2
Impairment of Closures business	(15.3)
Other items	0.7
(21.0)
Tax effects	8.5
Net significant items*	(12.5)

*Before minority interests

Cash Flow from Operations*

*Before significant items

Cash Flow 1H Dec 05

$m	Inflows	Outflows

		$194	Capital Expenditure (net)

		$162	Working Capital

	PBITDA	$151	Dividends

	$637	$124	Borrowing Costs

		$55	Tax

		$29	Other & Pension Fund top-up

Debt $78

Cash Flow Reconciliation

$m
Reported PAT after SI and before Minorities	205.1
Depreciation	236.1
Non cash significant items	21.6
Other	(3.6)
Cash Flow from Operations (earlier slide)	459.2
Movement in working capital	(161.6)
Other payments against provisions	(42.7)
Net cash per accounts disclosure	254.9

Return on Average Funds Employed

•Before significant items

•02/03 and 03/04 AGAAP basis; thereafter AIFRS

Working Capital Performance

02/03 — 03/04 AGAAP, 04/05 & 1HDec 05 — AIFRS

After factoring of receivables

Capital Structure

$ mill	Jun 04		June 05		Dec 05
	(AGAAP)		(AIFRS)		(AIFRS)
Equity	3,670	***	3,380		3,516
Convertible Securities	929		898		949
Net Debt	2,357		2,575		2,708
Balance Sheet Capital	6,956		6,853		7,173
OBS items*	662		530		525
Total Capital	7,618		7,383		7,698
Gearing on Balance Sheet	47.2%		50.7%		51.0%
Gearing + OBS Items*	51.8%		54.2%		54.3%
Interest cover: PBITDA**	6.7	x	5.7	x	5.2	x

* Off Balance Sheet items (leases (all years) property and receivables securitisations up to June 05)

** Treating PACRS distribution as a fixed charge and including impact of off balance sheet items

*** Proforma to reflect transition adjustments relating to the adoption of AIFRS of AUD 441m reduction

Flexible Capital Structure

PACRS1 Timetable

AIFRS Impacts

Profit and loss account

•     No goodwill amortisation

•     Tax loss recoupment

•     Share based payments, pensions, decommissioning etc.

•     Overall net $50-60m p.a. positive effect vs. AGAAP

Financial Summary

•     Underlying operating PAT steady

•     Cash flow remains strong

•     Absorbed higher working capital requirement

•     Tax rate maintained

•     Gearing within target range

•     Interest cover needs improvement

•     Commitment to capital expenditure discipline

•     Financial flexibility of capital structure

Summary -Operational Performance

•      Significantly improved PET result

•      Mixed result in Australia with fibre volume down but maintaining gross margins

•      Sound recovery in margins in Sunclipse

•      Good management of raw material cost increases

•     Around 95% recovery across the group

•      Significant increase in interest costs

•      Recovery of energy cost increases remains challenging

•      Improvement plans established for underperforming businesses

Good opportunity for improvement

The Way Forward

•      Progress against objectives

•      $400 million in asset sales

•      Growth markets identified

•      Restructuring to lower overhead costs

•      Plant rationalisation in Western Europe

•      Program established for customer and market focus

•      New capital expenditure process implemented

Substantial upside potential

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 23 February 2006
	By:	/s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel